The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133953
SUBJECT TO COMPLETION, DATED MAY 10, 2006
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 10, 2006)
$150,000,000
Amkor Technology, Inc.
% Convertible Senior Subordinated Notes due 2011

     The notes will bear interest at the rate of     % per year on the principal amount of the notes, payable in cash semi-annually in arrears on                   and                   of each year, beginning on                   , 2006. The notes will mature on                   , 2011. The notes will be our unsecured senior subordinated obligations, and will be subordinated in right of payment to all of our existing and future senior debt, effectively subordinated to the existing and future debt and other liabilities of our subsidiaries and equal in right of payment with our existing and future senior subordinated debt (except that the subsidiaries that guarantee our existing senior subordinated notes will not be guarantors of the notes).
     Holders may convert their notes at any time prior to the close of business on the business day prior to the stated maturity date based on an initial conversion rate of          shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $          per share). The conversion rate is subject to adjustment in certain circumstances, including upon the occurrence of certain corporate transactions that constitute a change of control and upon certain distributions to holders of our common stock. The conversion price will not be adjusted for accrued and unpaid interest.
     Upon the occurrence of certain designated events, holders of the notes will have the right to require us to repurchase the notes at a price in cash equal to 100% of the principal amount plus accrued and unpaid interest, if any, to but excluding the repurchase date.
     Our common stock is quoted on the Nasdaq National Market under the symbol “AMKR.” The last reported price of our common stock on the Nasdaq National Market on May 9, 2006, was $12.44 per share.
     We have granted the underwriter named in this prospectus supplement an option to purchase up to an additional $22.5 million principal amount of notes, which option must be exercised within 30 days of the date of this prospectus supplement.
     Concurrent with this offering, and by a separate prospectus supplement, we are offering $300.0 million aggregate principal amount of senior notes due 2016. The completion of the senior notes offering and the completion of this offering are each conditioned upon the completion of the other.

     Investing in our notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Amkor (before expenses)%		$
     Interest on the notes will accrue from                   , 2006 to the date of delivery.

     The underwriter expects to deliver the notes to purchasers on or about                   , 2006.
Sole Book-Running Manager
Citigroup
                  , 2006

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes and also adds to and updates information contained in the related prospectus and the documents incorporated by reference into the related prospectus. The second part is the related prospectus, which contains more general information, some of which may not apply to this offering. To the extent that there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the related prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.
      You should rely only on the information incorporated by reference or contained in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the related prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the related prospectus, as relevant.
      In this prospectus supplement, unless we state otherwise, the “Company,” “we,” “us,” “our” and “Amkor” refer to Amkor Technology, Inc. and its consolidated subsidiaries.

 Prospectus Supplement
 Prospectus

i

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information about us and this offering. This summary is not complete and may not contain all the information that may be important to you. You should read the entire prospectus supplement, the related prospectus and the documents we incorporate by reference before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriter’s option to purchase additional notes.
Amkor Technology, Inc.
      We are one of the world’s largest subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. We pioneered the outsourcing of semiconductor packaging and test services through a predecessor in 1968, and over the years have built a leading position by:

•	Providing a broad portfolio of packaging and test technologies and services,

•	Maintaining a leading role in the design and development of new package and test technologies,

•	Cultivating long-standing relationships with customers, including many of the world’s leading semiconductor companies,

•	Developing expertise in high-volume manufacturing processes to provide our services; and

•	Providing a broadly diversified operational scope, with production capabilities in China, Korea, Japan, the Philippines, Singapore, Taiwan and the United States, “U.S.”
      Packaging and test are integral parts of the process of manufacturing semiconductor devices. This process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, creating large numbers of individual chips on the wafers. The fabricated wafers are probed to ensure the individual devices meet design specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board through wire bonding or bumping technologies. In packaging, individual chips are separated from the fabricated semiconductor wafers, attached to a substrate and then encased in a protective material to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey solutions including semiconductor wafer bumping, wafer probe, wafer backgrind, package design, packaging, test and drop shipment services.
      The semiconductors that we package and test for our customers ultimately become components in electronic systems used in communications, computing, consumer, industrial and automotive applications. Our customers include, among others: Altera Corporation; Avago Technologies, Pte; Freescale Semiconductor, Inc.; Intel Corporation; International Business Machines Corporation (“IBM”); Samsung Electronics Corporation, Ltd.; Conexant Systems, Inc.; ST Microelectronics, Pte, Ltd.; Texas Instruments, Inc.; and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

      We were incorporated in 1997 in the state of Delaware. Our principal offices are located at 1900 South Price Road, Chandler, AZ 85248. Our telephone number is (480) 821-5000 and our website can be accessed at www.amkor.com. Information contained in our website does not constitute part of this prospectus supplement.
Concurrent Transactions
      On April 28, 2006, we commenced a tender offer for up to $200.0 million aggregate principal amount of our outstanding 9.25% Senior Notes due 2008, or 9.25% notes, at a tender price of $1,035.00 for each $1,000 principal amount of notes, plus accrued and unpaid interest to, but excluding, the purchase date of the

9.25% notes. Holders who tendered on or before May 9, 2006 will also receive an early tender payment of $20.00 per $1,000 principal amount, which, together with the tender price, equals the total potential consideration of $1,055.00. Completion of the tender offer is subject to (i) us having raised funds sufficient to purchase the 9.25% notes tendered up to the cap and to pay fees and expenses in connection therewith and (ii) customary tender offer conditions.
      As of May 9, 2006, holders of approximately $349 million in aggregate principal amount of 9.25% notes have been tendered in the tender offer, and we expect to increase the size of the tender offer to at least $271.0 million. We intend to use $294.0 million in net proceeds from a $300.0 million concurrent offering of senior notes due 2016 to purchase the $271.0 million of 9.25% senior notes in the tender offer (including the payment of a tender premium, accrued and unpaid interest, an early tender payment and related fees and expenses). The senior notes will be offered by us pursuant to a separate prospectus supplement.
      In this prospectus supplement, we refer to this offering, our intended use of proceeds from this offering, the concurrent offering of senior notes and the tender offer as the “concurrent transactions.” For a further description of assumptions we make in this prospectus supplement regarding the concurrent transactions, see “Use of Proceeds” and “Capitalization.” The tender offer is conditioned on the completion of the concurrent offering, and the completion of this offering and the completion of the concurrent offering are each conditioned upon the completion of the other.

The Offering

Issuer	Amkor Technology, Inc.

Securities Offered	$150.0 million aggregate principal amount, or $172.5 million if the underwriter exercises its option to purchase additional notes in full, of % convertible senior subordinated notes due 2011.

Issue Price	% of the principal amount of each note.

Maturity	, 2011 unless earlier repurchased or converted.

Interest and Payment Dates	% per year on the principal amount of the notes, payable semi-annually in cash in arrears on and of each year, beginning , 2006.

Conversion Rights	Holders may convert their notes at any time prior to the close of business on the business day prior to the stated maturity date based on an initial conversion rate of shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $ per share). The conversion rate is subject to adjustment in certain circumstances, including upon the occurrence of certain corporate transactions that constitute a change of control and upon certain distributions to holders of our common stock. See “Description of Notes — Conversion.”

The conversion rate will not be adjusted for accrued and unpaid interest. By delivering to the holder shares of our common stock, we will satisfy our obligations with respect to the notes subject to the conversion. Accordingly, upon conversion of a note, accrued and unpaid interest will be deemed to be paid in full, rather than canceled, extinguished or forfeited. See “Description of Notes — Conversion.”

Repurchase at the Option of the Holder	Upon the occurrence of a designated event (which includes a change of control or a termination of trading (each as defined herein)), holders of the notes will have the right to require us to repurchase the notes at a price in cash equal to 100% of the principal amount plus accrued and unpaid interest, if any, to but excluding the repurchase date. See “Risk Factors — Repurchases of Notes” and “Description of Notes — Repurchase at Option of Holders Upon a Designated Event.”

Make Whole Amount	If certain transactions that constitute a change of control occur, under certain circumstances, we will increase the conversion rate for a period of time by a number of additional shares for any conversion of notes in connection with such transactions, as described under “Description of Notes — Make Whole Amount.” The number of additional shares will be determined based on the date such transaction becomes effective and the price paid per share of our common stock in such transaction.

Subordination	The notes will be:

• our senior subordinated, unsecured obligations;

• subordinated in right of payment to all of our existing and future senior debt, including any amounts outstanding under our secured revolving credit facility, our second lien secured credit facility, our 9.25% senior notes due 2008, our 7.75% senior notes due 2013, our 7.125% senior notes due 2011 and the senior notes being offered in the concurrent offering;

• effectively subordinated in right of payment to all existing and future debt and other liabilities, including trade payables, of any of our subsidiaries;

• equal in right of payment with all of our existing and future senior subordinated debt, including our outstanding 10.5% senior subordinated notes due 2009, except that our subsidiaries that guarantee the 10.5% senior subordinated notes will not be guarantors of the notes; and

• senior in right of payment to all of our existing and future subordinated debt, including our 5.75% convertible subordinated notes due 2006, our 5.00% convertible subordinated notes due 2007 and our 6.25% convertible subordinated notes due 2013.

As of March 31, 2006, assuming completion of the concurrent transactions, we would have had approximately $1,443.2 million of senior debt, $210.0 million of senior subordinated debt, and approximately $378.4 million of subordinated debt. In addition, as of March 31, 2006, our subsidiaries had $544.2 million of indebtedness and other liabilities, excluding intercompany liabilities.

Absence of An Established Market for the Notes	The notes are a new issue of securities, and currently there is no market for them. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The underwriter has advised us that it intends to make a market for the notes but it is not obligated to do so. The underwriter may discontinue any market-making in the notes at any time in its sole discretion. Our common stock is quoted on the Nasdaq National Market under the symbol “AMKR.”

Certain U.S. Federal Income Tax Considerations	The notes and the shares of common stock issuable upon conversion of the notes will be subject to special and complex U.S. federal income tax rules. Holders are encouraged to consult their tax advisors as to the U.S. federal, state, local or other tax consequences of acquiring, owning and disposing of the notes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We intend to use the net proceeds from the offering of the notes to redeem, repurchase or otherwise retire a portion of our 10.5% senior subordinated notes due 2009 (including any related premium, accrued and unpaid interest and related fees and expenses). See “Use of Proceeds.”

Concurrent Offering	Concurrent with this offering, and by a separate prospectus supplement, we are offering $300.0 million aggregate principal amount of senior notes due 2016. The completion of this offering and the completion of the concurrent offering are each conditioned upon the completion of the other.

Risk Factors
      Investing in our common stock involves risk. You should carefully consider all of the information in this prospectus supplement and the documents we have incorporated by reference. In particular, see “Risk Factors” on page S-9 of this prospectus supplement.

Summary Consolidated Financial Data
      The following table sets forth our summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006. The data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. The data for the three months ended March 31, 2005 and 2006, have been derived from our unaudited condensed consolidated financial statements. Our audited and unaudited consolidated financial statements are incorporated by reference into this prospectus supplement and the prospectus to which this prospectus supplement relates. This summary consolidated financial data should be read in conjunction with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements, including the notes thereto set forth in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “Quarterly Report on Form 10-Q”) and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report on Form 10-K”). Results for the three months ended March 31, 2006 are not necessarily indicative of full-year results.

				For the Three Months
	For the Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

	(In thousands, except per share data)			(In thousands, except
				per share data)
Income Statement Data
Net sales	$1,603,768	$1,901,279	$2,099,949	$417,481	$645,089
Cost of sales	1,267,302	1,533,447	1,743,996	374,086	490,071

Gross profit	336,466	367,832	355,953	43,395	155,018

Operating expenses:
Selling, general and administrative	183,291	221,915	243,155	60,466	60,251
Research and development	30,167	36,707	37,347	8,900	9,430
Provision for legal settlements and contingencies	—	—	50,000	50,000	1,000
Gain on sale of specialty test operations	—	—	(4,408)	—	—

Total operating expenses	213,458	258,622	326,094	119,366	70,681

Operating income (loss)	123,008	109,210	29,859	(75,971)	84,337

Other (income) expense:
Interest expense, related party	—	—	521	—	1,788
Interest expense, net	140,281	148,902	165,351	40,513	41,157
Foreign currency (gain) loss	(3,022)	6,190	9,318	2,232	3,928
Other (income) expense, net	31,052	(24,444)	(444)	184	(919)

Total other expense	168,311	130,648	174,746	42,929	45,954

Income (loss) before income taxes, equity investment losses, minority interest and discontinued operations	(45,303)	(21,438)	(144,887)	(118,900)	38,383
Equity investment (losses) income	(3,290)	(2)	(55)	6	17
Minority interests	(4,008)	(904)	2,502	1,011	(115)

Income (loss) from continuing operations before income taxes	(52,601)	(22,344)	(142,440)	(117,883)	38,285
Income tax provision (benefit)	(233)	15,192	(5,551)	1,187	3,612

Income (loss) from continuing operations	(52,368)	(37,536)	(136,889)	(119,070)	34,673
Income from discontinued operations, net of tax(a)	54,566	—	—	—	—

Net income (loss)	$2,198	$(37,536)	$(136,889)	$(119,070)	$34,673

Per Share Data:
Basic income (loss) per common share:
From continuing operations	$(0.31)	$(0.21)	$(0.78)	$(0.68)	0.20
From discontinued operations	0.32	—	—	—	—

Net income (loss) per common share	$0.01	$(0.21)	$(0.78)	$(0.68)	$0.20

Diluted income (loss) per common share:
Net income (loss) per common share	$0.01	$(0.21)	$(0.78)	$(0.68)	$0.19

Shares used in computing net income (loss) per common share:
Basic	167,142	175,342	176,385	175,718	176,801
Diluted	167,142	175,342	176,385	175,718	191,015
Other Financial Data
Depreciation and Amortization	$219,735	$230,344	$248,637	$60,858	$66,061
Payments for property, plant and equipment	190,891	407,740	295,943	66,712	79,098

March 31,
2006

(In thousands)
Balance Sheet Data
Cash and cash equivalents	$226,243
Working capital(b)	(20,985)
Total assets	3,009,903
Total debt, including short-term borrowings and current portion of long-term debt	2,117,947
Total liabilities	2,745,883
Stockholders’ equity	260,398

(a)	See Note 15 of our Annual Report on Form 10-K for the year ended December 31, 2005.

(b)	The working capital deficit at March 31, 2006 includes short-term borrowings and the current portion of long-term debt in the amount of $339,146.

FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among other things, those listed under “Risk Factors” in this prospectus supplement and elsewhere in this prospectus supplement and the accompanying prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither any other person nor we assume responsibility for the accuracy and completeness of such statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

RISK FACTORS
      Any investment in our notes or our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our notes or our common stock issued upon their conversion. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the price of the notes and our common stock could decline, and you may lose all or part of your investment in the notes and our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.
Risks Related to the Company

Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries, and Industry Downturns Harm Our Performance.
      Our business is tied to market conditions in the semiconductor industry, which is cyclical by nature. The semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging and test services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as consumer electronic products, telecommunication devices, or computing devices could have a material adverse effect on our business and operating results. If current industry conditions deteriorate, we could suffer significant losses, as we have in the past, which could materially impact our business, results of operations and financial condition.

High Fixed Costs — Due to Our High Percentage of Fixed Costs, We Will Be Unable to Maintain Our Gross Margin at Past Levels if We Are Unable to Achieve Relatively High Capacity Utilization Rates.
      Our operations are characterized by relatively high fixed costs. Our profitability depends in part not only on pricing levels for our products and services, but also on the utilization rates for our testing and packaging equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins during that period. During most of 2005, we experienced lower than optimum utilization rates in our operations due to a decline in worldwide demand for our testing and packaging services, which led to significantly reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to continue to achieve or maintain relatively high capacity utilization rates, and if we fail to do so, our gross margins may decrease. If our gross margins decrease, our results of operations and financial condition could be materially adversely affected.
      In addition, our fixed operating costs have increased in part as a result of our efforts to expand our capacity through acquisitions, including the acquisition of certain operations and assets in Shanghai, China and Singapore from IBM and Xin Development Co., Ltd. in May 2004, and the acquisition of capital stock of Unitive and UST in August 2004. We are also expending significant capital resources in connection with the opening of a wafer bumping facility in Singapore in 2006, which will further increase our fixed costs. In the event that forecasted customer demand for which we have made, and on a more limited basis, expect to make advance capital expenditures does not materialize, our sales may not adequately cover our substantial fixed costs resulting in reduced profit levels or causing significant losses both of which may adversely impact our liquidity, results of operations and financial condition. Additionally, if current industry conditions deteriorate, we could suffer significant losses, which could materially impact our business including our liquidity.

Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control.
      Many factors could materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results. Our profitability and ability to generate cash from operations is principally dependent upon demand for semiconductors, the utilization of our capacity, semiconductor package mix, the average selling price of our services and our ability to control our costs including labor, material, overhead and financing costs.
      Our operating results and cash flows have varied significantly from period to period. During 2005 our net sales, gross margins, operating income and cash flows have fluctuated significantly as a result of the following factors, many of which we have little or no control over and which we expect to continue to impact our business:

•	fluctuation in demand for semiconductors and conditions in the semiconductor industry;

•	changes in our capacity utilization;

•	changes in average selling prices;

•	changes in the mix of semiconductor packages;

•	evolving package and test technology;

•	absence of backlog and the short-term nature of our customers’ commitments and the impact of these factors on the timing and volume of orders relative to our production capacity;

•	changes in costs, availability and delivery times of raw materials and components;

•	changes in labor costs to perform our services;

•	the timing of expenditures in anticipation of future orders;

•	changes in effective tax rates;

•	the availability and cost of financing;

•	intellectual property transactions and disputes;

•	high leverage and restrictive covenants;

•	warranty and product liability claims;

•	costs associated with litigation judgments and settlements;

•	international events or environmental or natural events, such as earthquakes, that impact our operations;

•	difficulties integrating acquisitions; and

•	our ability to attract qualified employees to support our geographic expansion.
      We have historically been unable to accurately predict the impact of these factors upon our results for a particular period. These factors, as well as the factors set forth below which have not significantly impacted our recent historical results, may impair our future business operations and may materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results:

•	loss of key personnel or the shortage of available skilled workers;

•	rescheduling and cancellation of large orders; and

•	fluctuations in our manufacturing yields.

Guidance — Our Failure to Meet Our Guidance or Analyst Projections Could Adversely Impact the Trading Prices of Our Securities
      Periodically we provide guidance to investors with respect to certain financial information for future periods. Securities analysts also periodically publish their own projections with respect to our future operating results. As discussed above under “Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control,” our operating results and cash flow vary significantly and are difficult to accurately predict. To the extent we fail to meet or exceed our own guidance or the analyst projections for any reason, the trading prices of our securities may be adversely impacted. Moreover, even if we do meet or exceed that guidance or those projections, the analysts and investors may not react favorably and the trading prices of our securities may be adversely impacted.

Declining Average Selling Prices — The Semiconductor Industry Places Downward Pressure on the Prices of Our Products.
      Prices for packaging and test services have generally declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, recovering material cost increases from some of our customers, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. Although the average selling prices of some of our products have increased in recent periods, we expect general downward pressure on average selling prices for our packaging and test services in the future. If we are unable to offset a decline in average selling prices, including developing and marketing new packages with higher prices, reducing our purchasing costs, recovering more of our material cost increases from our customers and reducing our manufacturing costs, our future operating results will suffer.

Decisions by Our IDM Customers to Curtail Outsourcing May Adversely Affect Our Business.
      Historically, we have been dependent on the trend in outsourcing of packaging and test services by IDMs. Our IDM customers continually evaluate the outsourced services against their own in-house packaging and test services. As a result, at any time, and for a variety of reasons, IDMs may decide to shift some or all of their outsourced packaging and test services to internally sourced capacity.
      The reasons IDMs may shift their internal capacity include:

•	their desire to realize higher utilization of their existing test and packaging capacity, especially during downturns in the semiconductor industry;

•	their unwillingness to disclose proprietary technology;

•	their possession of more advanced packaging and testing technologies; and

•	the guaranteed availability of their own packaging and test capacity.
      Furthermore, to the extent we continue to limit capacity commitments for certain customers, these customers may begin to increase their level of in-house packaging and test capabilities, which could adversely impact our sales and profitability and make it more difficult for us to regain their business when we have available capacity. Any shift or a slowdown in this trend of outsourcing packaging and test services is likely to adversely affect our business, financial condition and results of operations.
      In a downturn in the semiconductor industry, IDMs may be especially likely to respond by shifting some outsourced packaging and test services to internally serviced capacity on a short term basis. This would have a material adverse effect on our business, financial condition and results of operations, especially during a prolonged industry downturn.

History of Losses
      Although we achieved net income and positive operating cash flow in the first quarter of 2006, we have had net losses in four of the previous five years and negative operating cash flow in several previous quarters. There is no assurance that we will be able to sustain our current profitability or avoid net losses in the future.

Ability to Fund Liquidity Needs
      We operate in a capital intensive industry. Servicing our current and future customers requires that we incur significant operating expenses and continue to make significant capital expenditures, which are generally made in advance of the related revenues and without any firm customer commitments. During 2005, we had capital additions of $294.8 million and in 2006 we currently anticipate making capital additions of approximately $300 million, which estimate is subject to adjustment based on business conditions. In addition, we have a significant level of debt, with $2,117.9 million outstanding at March 31, 2006 (without giving effect to the concurrent transactions), $339.1 million of which is current. The terms of such debt require significant scheduled principal payments in the coming years, including $182.0 million due during the remainder of 2006, $175.6 million due in 2007, $461.9 million due in 2008, $211.9 million due in 2009, $311.9 million due in 2010 and $774.6 million due thereafter (without giving effect to the concurrent transactions). The interest payments required on our debt are also substantial. For example, in 2005, our total interest paid was $168.6 million. (See Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Additions and Contractual Obligations” in our Quarterly Report on From 10-Q for a summary of principal and interest payments.) The source of funds to fund our operations, including making capital expenditures and servicing principal and interest obligations with respect to our debt, are cash flows from our operations, current cash and cash equivalents, borrowings under available debt facilities, or proceeds from any additional debt or equity financing. As of March 31, 2006, we had cash and cash equivalents of $226.2 million and $97.5 million available under our senior secured revolving credit facility.
      We assess our liquidity based on our current expectations regarding sales, operating expenses, capital spending and debt service requirements. Based on this assessment, we believe that our cash flow from operating activities together with existing cash and cash equivalents and availability under our senior secured revolving credit facility will be sufficient to fund our working capital, capital expenditure and debt service requirements through March 31, 2007, including retiring the remaining $132.0 million of our 5.75% convertible subordinated notes at maturity in June 2006 and the $146.4 million of our 5.0% convertible subordinated notes at maturity in March 2007. Thereafter, our liquidity will continue to be affected by, among other things, the performance of our business, our capital expenditure levels and our ability to repay debt out of our operating cash flow or refinance the debt with the proceeds of debt or equity offerings at or prior to maturity. If our performance or access to the capital markets differs materially from our expectations, our liquidity may be adversely impacted.
      There is no assurance that we will generate the necessary net income or operating cash flows to meet the funding needs of our business in the future due to a variety of factors, including the cyclical nature of the semiconductor industry and the other factors discussed in this Risk Factors section. If we are unable to do so, our liquidity would be adversely affected and we would consider taking a variety of actions, including: reducing our operating expenses (including closing facilities and reducing the size of our work force) and capital additions to levels appropriate to support our incoming business, raising additional equity, borrowing additional funds, refinancing existing indebtedness or taking other actions. There can be no assurance, however, that we will be able to successfully take any of these actions, including adjusting our expenses sufficiently or in a timely manner, or raising additional equity, increasing borrowings or completing refinancings on any terms or on terms which are acceptable to us. Our inability to take these actions as and when necessary would materially adversely affect our liquidity, results of operations and financial condition.

Absence of Backlog — The Lack of Contractually Committed Customer Demand May Adversely Affect Our Sales.
      Our packaging and test business does not typically operate with any material backlog. Our quarterly net sales from packaging and test services are substantially dependent upon our customers’ demand in that quarter. None of our customers have committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period, in any material amount. In addition, our customers often reduce, cancel or delay their purchases of packaging and test services for a variety of reasons including industry-wide, customer-specific and Amkor-related reasons. Recently, our customers’ demand for our services has increased; however, we cannot predict if this demand trend will continue and the forecasted demand will materialize. Because a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we may not be able to adjust costs in a timely manner to compensate for any sales shortfall. If we are unable to do so, it would adversely affect our margins, operating results, cash flows and financial condition. If customer demand does not materialize as anticipated, our net sales, margins, operating results, cash flows and financial condition will be materially and adversely affected.

Risks Associated With International Operations — We Depend on Our Factories and Operations in China, Japan, Korea, the Philippines, Singapore and Taiwan. Many of Our Customers’ and Vendors’ Operations Are Also Located Outside of the U.S.
      We provide packaging and test services through our factories and other operations located in the China, Japan, Korea, the Philippines, Singapore and Taiwan. Moreover, many of our customers’ and vendors’ operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:

•	regulatory limitations imposed by foreign governments;

•	fluctuations in currency exchange rates;

•	political, military and terrorist risks;

•	disruptions or delays in shipments caused by customs brokers or government agencies;

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences resulting from changes in tax laws.

Difficulties Expanding and Evolving Our Operational Capabilities — We Face Challenges as We Integrate New and Diverse Operations and Try to Attract Qualified Employees to Support Our Operations.
      We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. For example, each business we have acquired had, at the time of acquisition, multiple systems for managing its own production, sales, inventory and other operations. Migrating these businesses to our systems typically is a slow, expensive process requiring us to divert significant amounts of resources from multiple aspects of our operations. This growth has strained our managerial, financial, plant operations and other resources. Future expansions may result in inefficiencies as we integrate new operations and manage geographically diverse operations. Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom may be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel, including senior management, as a result of competition or for any other reason. Additionally, as part of our ongoing strategic planning, we evaluate our management team and engage in long-term succession planning in order to ensure orderly replacement of key personnel. We cannot assure you that we will be successful in these efforts or in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

Dependence on Materials and Equipment Suppliers — Our Business May Suffer If The Cost, Quality or Supply of Materials or Equipment Changes Adversely.
      We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes, laminate substrates and gold wire, from a limited group of suppliers. Furthermore, we purchase the majority of our materials on a purchase order basis. From time to time, we enter into supply agreements, generally up to one year in duration, to guarantee supply to meet projected demand. Our business may be harmed if we cannot obtain materials and other supplies from our vendors: in a timely manner, in sufficient quantities, in acceptable quality or at competitive prices.
      We need to purchase new packaging and testing equipment if we decide to expand our operations (sometimes in anticipation of expected market demand), to manufacture some new types of packaging, perform some different testing or to replace equipment that breaks down or wears out. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame or increase prices during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding, long-term equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the US dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could have a material adverse effect on our results of operations.
      We are a large buyer of gold and other commodities including substrates and copper. The price of gold and other commodities used in our business has been increasing in recent quarters. The increase in the price of the commodities may continue. We have been able to partially offset the effect of commodity price increases through price adjustments to some customers and changes in our product designs. The increase in commodity prices did, however, adversely impact our gross margin in the quarter ended March 31, 2006 and may continue to do so in future quarters to the extent we are unable to pass along past or future commodity price increases to many of our customers.

Loss of Customers — The Loss of Certain Customers May Have a Significant Adverse Effect on the Operations and Financial Results.
      The loss of a large customer or disruption of our strategic partnerships or other commercial arrangements may result in a decline in our sales and profitability. Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 25.2% and 26.0% of our net sales in 2005 and 2004, respectively. No customer accounts for more than 10% of our net sales.
      The demand for our services from each customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. The loss of a large customer may adversely affect our sales and profitability. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period based on industry-, customer- or Amkor-specific factors. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. For example, our facility in Iwate, Japan, is primarily dedicated to a single customer, Toshiba Corporation. If we were to lose Toshiba as a customer or if it were to materially reduce its business with us, it could be difficult for us to find one or more new customers to utilize the capacity, which could have a material adverse effect on our operations and financial results.

Capital Additions — We Believe We Need To Make Substantial Capital Additions, Which May Adversely Affect Our Business If Our Business Does Not Develop As We Expect.
      We believe that our business requires us to make significant capital additions in order to capitalize on what we believe is an overall trend to outsourcing of packaging and test services. The amount of capital additions will depend on several factors including, the performance of our business, our assessment of future industry and customer demand, our capacity utilization levels and availability, our liquidity position and the availability of financing. Our ongoing capital addition requirements may strain our cash and short-term asset balances, and we expect that depreciation expense and factory operating expenses associated with our recent capital additions to increase production capacity will put downward pressure on our gross margin, at least over the near term.
      Furthermore, if we cannot generate or borrow additional funds to pay for capital additions as well as research and development activities, our growth prospects and future profitability may be adversely affected. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other global conditions.
      The lead time needed to order, install and put into service various capital additions is often significant, and as a result we often need to commit to capital additions in advance of our receipt of firm orders or advance deposits based on our view of anticipated future demand with only very limited visibility. Although we seek to limit our exposure in this regard, in the past we have often expended significant capital for additions for which the anticipated demand did not materialize for a variety of reasons, many of which were outside of our control. To the extent this occurs in the future, our margins, liquidity, results of operations and financial condition could be materially adversely affected.

Impairment Charges — Any Impairment Charges Required Under GAAP May Have a Material Adverse Effect on Our Net Income.
      Under GAAP, we are required to review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our long-lived assets is determined. Such charges could have a significant adverse impact on our results of operations and financial condition.

Increased Litigation Incident to Our Business — Our Business May Suffer as a Result of Our Involvement in Various Lawsuits.
      We are currently a party to various legal proceedings, including those described in Part II, Item 1 “Legal Proceedings” in our Quarterly Report on Form 10-Q. Much of our recent increase in litigation relates to an allegedly defective epoxy compound, formerly used in some of our products, which is alleged to be responsible for certain semiconductor chip failures. We have recently settled the last outstanding mold compound litigation, however if other customers were to make similar claims, there exists the possibility of a material adverse impact on our operating results in the period in which the ruling occurs. We also recently have been named as a party in a purported securities class action suit entitled Nathan Weiss et al. v. Amkor Technology, Inc. et al. (and several similar cases), and in purported shareholder derivative lawsuits entitled Scimeca v. Kim, et al. and Kahn v. Kim, et al., as described in greater detail in the Part I, Item 2 under the caption “Litigation — Other Litigation” in our Quarterly Report on Form 10-Q. While we currently believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows, litigation and other legal proceedings are subject to inherent uncertainties. If an unfavorable ruling or outcome were to occur, there exists the possibility of a material adverse impact on our results of operations, financial condition or cash flows. An unfavorable ruling or outcome could also have a negative impact on the trading price of our securities. The estimate of the potential impact from the legal proceedings referred to in our Quarterly Report on Form 10-Q on our financial condition, results of operations or cash flows could change in the future.

Pending SEC Investigation — The Pending SEC Investigation Could Adversely Affect Our Business and the Trading Price of Our Securities
      In August 2005, the Securities and Exchange Commission (“SEC”) issued a formal order of investigation regarding certain activities with respect to Amkor securities. As previously announced, the primary focus of the investigation appears to be activities during the period from June 2003 to July 2004. Amkor believes that the investigation continues to relate primarily to transactions in the Company’s securities by certain individuals, and that the investigation may in part relate to whether tipping with respect to trading in Amkor securities occurred. The matters at issue involve activities with respect to Amkor securities during the subject period by certain insiders or former insiders and persons or entities associated with them, including activities by or on behalf of certain current and former members of the Board of Directors and Amkor’s Chief Executive Officer. Amkor has cooperated fully with the SEC on the formal investigation and the informal inquiry that preceded it. Amkor cannot predict the outcome of the investigation. In the event that the investigation leads to SEC action against any current or former officer or director of the Company, or the Company itself, our business (including our ability to complete financing transactions) or the trading price of our securities may be adversely impacted. In addition, if the SEC investigation continues for a prolonged period of time, it may have the same impact regardless of the ultimate outcome of the investigation.

We Could Suffer Adverse Tax and Other Financial Consequences if Taxing Authorities Do Not Agree with Our Interpretation of Applicable Tax Laws
      The Company’s corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax and other relevant laws of applicable taxing jurisdictions. From time to time the taxing authorities of the relevant jurisdictions may conduct examinations of our income tax returns. We cannot assure you that the taxing authorities will agree with our interpretations. To the extent they do not agree, we may seek to enter into settlements with the taxing authorities which require significant payments or otherwise adversely affect our results of operations or financial condition. We may also appeal the taxing authorities’ determinations to the appropriate governmental authorities, but we can not be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that adversely affect our results of operations or financial condition.
      For example, during 2003 the Internal Revenue Service conducted an examination of our U.S. federal income tax returns relating to years 2000 and 2001, which resulted in a settlement pursuant to which various adjustments were made, including reductions in our U.S. net operating loss carryforwards. In addition, during 2005, the IRS conducted a limited scope examination of our U.S. federal income tax returns relating to years 2002 and 2003, primarily reviewing inter-company transfer pricing and cost-sharing issues carried over from the 2000 and 2001 examination cycle, as a result of which we agreed to further reductions in our net operating loss carryforwards. Future examinations by the taxing authorities in the United States or other jurisdictions may result in additional adverse tax consequences. Our tax examinations and the related adjustments are described in greater detail in Note 1 to the Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q.

Rapid Technological Change — Our Business Will Suffer If We Cannot Keep Up With Technological Advances in Our Industry.
      The complexity and breadth of semiconductor packaging and test services are rapidly increasing. As a result, we expect that we will need to offer more advanced package designs in order to respond to competitive industry conditions and customer requirements. Our success depends upon our ability to acquire, develop and implement new manufacturing processes and package design technologies and tools. The need to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures and acquisitions in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types, which could adversely affect our ability to meet customer orders and adversely impact our business.
      Technological advances also typically lead to rapid and significant price erosion and may make our existing products less competitive or our existing inventories obsolete. If we cannot achieve advances in package design or obtain access to advanced package designs developed by others, our business could suffer.

Packaging and Testing — The Packaging and Testing Process Is Complex and Our Production Yields and Customer Relationships May Suffer from Defects in the Services We Provide.
      Semiconductor packaging and testing are complex processes that require significant technological and process expertise. The packaging process is complex and involves a number of precise steps. Defective packages primarily result from:

•	contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	changing processes to address environmental requirements;

•	defective raw materials; or

•	defective plating services.
      Testing is also complex and involves sophisticated equipment and software. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs.” The testing equipment is also subject to malfunction. In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software.
      These and other factors have, from time to time, contributed to lower production yields. They may also do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive, we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages.
      Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in loss of customers, increased costs of production, delays, substantial amounts of returned goods and claims by customers relating thereto. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.
      In addition, in line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that may take as long as six months, at a significant cost to the customer. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, our operating results and financial condition could be adversely affected.

Competition — We Compete Against Established Competitors in the Packaging and Test Business as Well as Internal Customer Capabilities.
      The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant processing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are our current or potential customers.
      We also face competition from the internal capabilities and capacity of many of our current and potential integrated device manufacturers (“IDM”) customers.

      In addition, we may in the future to compete with a number of companies that may enter the market and with companies that may offer new or emerging technologies that compete with our products and services.
      We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our customers will not rely on internal sources for test and packaging services, or that our business, financial condition and results of operations will not be adversely affected by such increased competition.

Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.
      The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign facilities we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the U.S., as well as international environmental regulations, impose various controls on the storage, handling, discharge and disposal of chemicals used in our production processes and on the factories we occupy and are increasingly imposing restrictions on the materials contained in packaging products.
      Increasingly, public attention has focused on the environmental impact of semiconductor operations and the risk to neighbors of chemical releases from such operations and to the materials contained in semiconductor products. For example, the European Union’s recently enacted the Directives on Waste Electrical and Electronic Equipment (WEEE), and the Restriction of Use of Certain Hazardous Substances (RoHS), impose strict restrictions on the use of lead and other hazardous substances in electrical and electronic equipment and are expected to begin taking effect July 1, 2006. In response to these directives, we have implemented changes in a number of our manufacturing processes in an effort to achieve RoHS compliance across all of our package types. Complying with existing and future environmental regulations may impose upon us the need for additional capital equipment or other process requirements, restrict our ability to expand our operations, disrupt our operations, subject us to liability or cause us to curtail our operations.

Protection of Intellectual Property — We May Become Involved in Intellectual Property Litigation.
      We maintain an active program to protect our investment in technology by augmenting and enforcing our intellectual property rights. Intellectual property rights that apply to our various products and services include patents, copyrights, trade secrets and trademarks. We have filed and obtained a number of patents in the U.S. and abroad the duration of which varies depending on the jurisdiction in which the patent is filed. While our patents are an important element of our intellectual property strategy and our success, as a whole we are not materially dependent on any one patent or any one technology. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications.
      Any patents we do obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us. In fact, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes an enforceable infringement claim against us, we could be required to:

•	discontinue the use of certain processes;

•	cease to provide the services at issue;

•	pay substantial damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology we had allegedly infringed.
      We may need to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. Furthermore, if we fail to obtain necessary licenses, our business could suffer. We are currently involved in three legal proceedings involving the acquisition of intellectual property rights, or the enforcement of our existing intellectual property rights. We refer you to the matters of Amkor Technology, Inc. v. Carsem, et al., Amkor Technology, Inc. v. Motorola, Inc., and Tessera, Inc. v. Amkor Technology, Inc., which are described in more detail in Note 13 to the unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q.

Fire, Flood or Other Calamity — With Our Operations Conducted in a Limited Number of Facilities, a Fire, Flood or Other Calamity at one of Our Facilities Could Adversely Affect Us.
      We conduct our packaging and testing operations at a limited number of facilities. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. In the event of such a disruption or shutdown, we may be unable to reallocate production to other facilities in a timely or cost-effective manner (if at all) and may not have sufficient capacity to service customer demands in our other facilities. For example, our operations in Asia are vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which could in turn cause plant closures and transportation interruptions. In addition, some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip-chip packaging. While we maintain insurance policies for various types of property, casualty and other risks, we do not carry insurance for all the above referred risks and with regard to the insurance we do maintain, we cannot assure you that it would be sufficient to cover all of our potential losses.

SARS, Avian Flu and Other Contagious Diseases — Any Recurrence of SARS or Outbreak of Avian Flu or Other Contagious Disease May Have an Adverse Effect on the Economies and Financial Markets of Certain Asian Countries and May Adversely Affect Our Results of Operations.
      In the first half of 2003, various countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. In addition, there have been outbreaks of avian flu and other contagious diseases in various parts of the world. There is no guarantee that an outbreak of SARS, avian flu or other contagious disease will not occur again in the future (and maybe with much more widespread and devastating effects) and that any such future outbreak of SARS, avian flu or other contagious disease, or the measures taken by the governments of the affected countries against such potential outbreaks, will not seriously disrupt our production operations or those of our suppliers and customers, including by resulting in quarantines or closures. In the event of such a facility quarantine or closure, if we were unable to quickly identify alternate manufacturing facilities, this would have a material adverse effect on our financial condition and results of operations, as would the inability of our suppliers to continue to supply us and our customers continuing to purchase from us.

Continued Control By Existing Stockholders — Mr. James J. Kim and Members of His Family Can Substantially Control The Outcome of All Matters Requiring Stockholder Approval.
      As of March 31, 2006, Mr. James J. Kim, our Chief Executive Officer and Chairman of the Board, and certain Family trusts beneficially owned approximately 46% of our outstanding common stock. This percentage includes beneficial ownership of the securities underlying our 6.25% convertible subordinated notes due 2013. Mr. James J. Kim’s family, acting together, have the ability to effectively determine matters (other than interested party transactions) submitted for approval by our stockholders by voting their shares, including the election of all of the members of our Board of Directors. There is also the potential, through the election of members of our Board of Directors, that Mr. Kim’s family could substantially influence matters decided upon by the Board of Directors. This concentration of ownership may also have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquirer from making a tender offer for our shares, and could also negatively affect our stock’s market price or decrease any premium over market price that an acquirer might otherwise pay.
Risks Related to the Notes

High Leverage and Restrictive Covenants — Our Substantial Indebtedness Could Adversely Affect Our Financial Condition and Prevent Us from Fulfilling Our Obligations under the Notes.
      We now have, and after this offering will continue to have, a significant amount of debt. In addition, despite current debt levels, the terms of the indentures governing the notes and our other securities do not prohibit us or our subsidiaries from incurring substantially more debt. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.
      As of March 31, 2006, we had approximately $2,156.9 million aggregate principal amount of consolidated indebtedness, assuming completion of the concurrent transactions.
      Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants. A default or event of default under one or more of our revolving credit facilities would also preclude us from borrowing additional funds under such facilities. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.
      Our substantial indebtedness could have important consequences to holders of the notes. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.
      A substantial amount of our debt will come due prior to the final maturity date of the notes, which we will be required to repay or refinance. Our 5.75% convertible subordinated notes due 2006, our 5.00% convertible subordinated notes due 2007, our 9.25% senior notes due 2008, our 10.5% senior subordinated notes due 2009, our 7.125% senior notes due 2011, amounts outstanding from time to time under our senior secured revolving credit facility, our second lien term loan facility and under the various bank and equipment debt facilities of our subsidiaries will mature prior to the 2011 maturity date of the notes and will be payable in cash unless, in the case of the convertible notes, such holders elect to convert the principal amount of such notes into our common stock. In addition, upon the occurrence of various events like a change of control by us, some or all of our outstanding debt obligation may come due prior to their maturity date. For information regarding our liquidity, see “— Risks Related to the Company — Ability to Fund Liquidity Needs.”

Subordination of Notes — The Notes Will Be Subordinated To All of Our Senior Debt.
      The notes are our unsecured obligations, subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior debt of all senior debt, whether outstanding on the date of the indenture or incurred thereafter. In addition, because the 10.5% senior subordinated notes are guaranteed by a number of our subsidiaries and the notes offered hereunder are not guaranteed by any of our subsidiaries, the notes are effectively subordinated to the 10.5% senior subordinated notes to the extent of debt and other liabilities of those subsidiary guarantors while such guarantees are in place (see the following risk factor). As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of senior debt has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit or limit the incurrence of senior debt by us or the incurrence of other indebtedness and liabilities by us. The incurrence of additional indebtedness and liabilities could adversely affect our ability to pay our obligations on the notes. As of March 31, 2006, we had approximately $1,443.2 million of outstanding senior debt, and $210.0 million of outstanding senior subordinated notes, assuming completion of the concurrent transactions. We anticipate that from time to time we may incur additional indebtedness, including senior debt.

Effective Subordination of the Notes to Liabilities of Our Subsidiaries — Your Right to Receive Payments on the Notes from Funds Provided by Our Subsidiaries is Junior in Right of Payment to the Claims of the Creditors of Our Subsidiaries.
      We conduct a large portion of our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations is dependent upon the ability of our subsidiaries to make cash payments to us. We expect distributions from our subsidiaries to be a large source of funds for payment of the interest on the notes. The notes will not be guaranteed by any of our subsidiaries. As a result, the claims of debt holders and other creditors (including trade creditors) of any subsidiary will generally have priority as to the assets of such subsidiary over the claims of the holders of the notes. In the event of a liquidation of any of our subsidiaries, our right to receive the assets of any such subsidiary (and the resulting right of the holders of the notes to participate in the distribution of the proceeds of those assets) will effectively be subordinated by operation of law to the claims of debt holders and other creditors (including trade creditors) of such subsidiary and holders of such subsidiary’s preferred stock and any guarantees by such subsidiary of our indebtedness, such as the subsidiary guarantees under our secured revolving credit facility, our second lien secured credit facility, our senior notes and our 10.5% senior subordinated notes. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of our creditors or a marshaling of our assets or liabilities, holders of the notes may receive ratably less than other such creditors or interest holders. Assuming completion of the concurrent transactions, as if each had occurred as of March 31, 2006, the notes would have been effectively subordinated to $544.2 million of indebtedness and other liabilities of our subsidiaries, including trade payables but excluding intercompany obligations.

Repurchase of Notes — We May Not Have the Ability to Repurchase the Notes or Our Other Notes Upon the Occurrence of Certain Events.
      Upon the occurrence of a designated event, we would be required under the indenture governing the notes to repurchase up to all outstanding notes at the option of the holders of such notes. The indentures governing our existing senior notes, senior subordinated notes, convertible notes and the senior notes being offered in the concurrent offering require us to make similar offers to holders of those notes, and the secured second lien credit facility requires us to repay borrowings thereunder, upon certain designated events or changes of control. These events could also constitute an event of default under our secured revolving credit agreement, which would prohibit us from repurchasing any notes. In addition, the terms of certain of our debt agreements contain restrictions on making restricted payments, which could prohibit us from purchasing all notes tendered by the holders. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain similar restrictions and provisions. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all notes tendered by the holders. If we do not obtain a consent to the repurchase of the notes, we may remain prohibited from repurchasing the notes. Any failure to repurchase the notes when required will result in an event of default under the indenture, which would in turn be a default under the instruments governing our other debt.

No Prior Market for the Notes — We Cannot Assure You That an Active Trading Market Will Develop for the Notes.
      Immediately following the consummation of this offering, there will not be a public market for the notes. The underwriter has informed us that it intends to make a market in the notes after we have completed this offering. However, the underwriter may cease its market-making at any time. In addition, the liquidity of the trading markets in the notes, and the market prices quoted for the notes, may be adversely affected by changes in:

•	the overall market for convertible securities;

•	our financial performance or prospects; or

•	the prospects for companies in the semiconductor industry generally.
      Moreover, historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. As a result, we cannot assure holders of notes that an active trading market will develop for the notes. You should be aware that you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

Difficulties in Enforcing Judgments in Foreign Jurisdictions
      Since a large portion of our assets are located outside the U.S., any judgments obtained in the U.S. against us, including judgments with respect to the payment of principal, premium, interest, offer price, or other amounts payable with respect to the notes may be not collectible within the U.S. If holders of notes intend to enforce a judgment obtained in the U.S. against our assets located outside the U.S., they may be subject to additional procedures and other difficulties which would not be required for enforcement of such judgment in the U.S.

No Covenants — The Notes Will Not Be Protected By Restrictive Covenants.
      The indenture governing the notes does not contain any financial or operating covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture will not contain restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including senior debt or secured indebtedness that would be effectively senior to the notes to the extent of the value of the assets securing such debt, or indebtedness at the subsidiary level to which the notes would be structurally subordinated.

Make Whole Premium Upon a Change of Control — The Make Whole Premium That May be Payable Upon Conversion in Connection With a Change of Control May Not Adequately Compensate You For the Lost Option Time Value of Your Notes as a Result of Such Change of Control.
      If you convert notes in connection with a change of control (as defined below), we may be required to pay a make whole premium (as defined below) by increasing the conversion rate (as defined below). The make whole payment is described under “Description of the Notes — Conversion — Make Whole Amount.” While the make whole premium is designed to compensate you for the lost option time value of your notes as a result of a change of control, the make whole amount is only an approximation of such lost value and may not adequately compensate you for such loss.

Volatility of Common Stock — The Price of Our Common Stock Continues to be Highly Volatile.
      Based on the trading history of our common stock, we believe that the factors described above under “— Risks Related to the Company — Fluctuations in Operating Results and Cash Flows — Our Operating

Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control” have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially and are likely to have an effect on the trading price of the notes.
      Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of the subject company itself or technology companies more generally. Market volatility may adversely affect the market price of our common stock, which could affect the price of the notes and limit our ability to raise debt or equity capital or to make acquisitions, which could have an adverse effect on our business.

No Rights as Common Stockholder — If You Hold Notes, You Are Not Entitled to Any Rights With Respect to Our Common Stock, But You Are Subject to All Changes Made With Respect to Our Common Stock.
      If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Dilution — The Issuance of Shares of Common Stock Upon Conversion of the Notes May Have a Dilutive Effect.
      The issuance of shares of our common stock upon the conversion of the notes will dilute the ownership interests of existing stockholders. The issuance of shares of our common stock upon conversion of the notes may also have the effect of reducing our net income per share from levels otherwise expected and could reduce the market price of our common stock unless revenue growth or cost savings sufficient to offset the effect of such issuance can be achieved. In addition, the existence of the notes may encourage short selling by market participants due to this potential dilution.

USE OF PROCEEDS
      We estimate that the net proceeds from this offering will be approximately $145.5 million (or $167.3 if the underwriter’s option to purchase additional notes is exercised in full), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the offering of the notes to redeem, repurchase or otherwise retire a portion of our 10.5% senior subordinated notes due 2009. Prior to such use, we will deposit the net proceeds in a separate, interest bearing account maintained for such purpose.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2006 (1) on a historical basis, and (2) as adjusted to give effect to the concurrent transactions, which assumes:

•	the issuance in this offering of $150.0 million of convertible subordinated notes resulting in the receipt of net proceeds of $145.5 million and the application thereof to redeem, repurchase or otherwise retire an estimated $140.0 million aggregate principal amount of 10.5% senior subordinated notes, and

•	the issuance of $300.0 million of senior notes in the concurrent offering resulting in the receipt of net proceeds of $294.0 million and the application thereof to repurchase $271.0 million aggregate principal amount of 9.25% notes in the tender offer.
      You should read the as adjusted capitalization data set forth in the table below in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Description of Certain Indebtedness,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” set forth in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and our consolidated financial statements and the notes thereto, incorporated by reference into this prospectus supplement.

	At March 31, 2006

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$226,243	$226,243

Long-term debt and short-term borrowings:
Senior secured credit facilities:
Term loan due October 2010	$300,000	$300,000
$100.0 million revolving credit facility due November 2009(1)	—	—
9.25% Senior notes due February 2008(2)	440,500	169,500
7.75% Senior notes due May 2013	425,000	425,000
7.125% Senior notes due March 2011	248,711	248,711
% Senior notes due 2016	—	300,000
10.50% Senior subordinated notes due May 2009(3)	200,000	60,000
% Convertible senior subordinated notes due 2011	—	150,000
5.75% Convertible subordinated notes due June 2006	132,000	132,000
5.00% Convertible subordinated notes due March 2007	146,422	146,422
6.25% Convertible subordinated notes due December 2013	100,000	100,000
Other debt	125,314	125,314

Total debt	2,117,947	2,156,947

Total stockholders’ equity(4)	260,398	238,776

Total capitalization	$2,378,345	$2,395,723

(1)	As of March 31, 2006, we had utilized $2.5 million of the available letter of credit sub-limit, and had $97.5 million available under this facility.

(2)	The amount of 9.25% notes purchased in the tender offer is based on the amount of the net proceeds of the senior notes offering, after deducting the tender premium, accrued interest and the early tender payment under the tender offer and estimated fees and expenses.

(3)	Pursuant to the terms of the indenture governing these notes, we have the right to redeem the notes at a price of 101.75% plus accrued and unpaid interest to and including the redemption date. For purposes of this table, we have assumed that such notes are redeemed on the 60th day following this offering at that price. The actual amount of 10.5% senior subordinated notes repurchased will depend on market conditions and the actual price at which we may redeem, repurchase or otherwise retire these notes.

(4)	Total stockholders’ equity as of March 31, 2006, as adjusted, reflects an approximate $21.6 million early debt extinguishment charge consisting of $18.0 million of prepayment premiums and $3.6 million for the write-off of unamortized debt issue costs.

PRICE RANGE OF COMMON STOCK
      Public trading of our common stock began on May 1, 1998. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as quoted on the Nasdaq National Market.

	High	Low

2004
First Quarter	$21.87	$12.61
Second Quarter	15.90	7.80
Third Quarter	6.40	3.31
Fourth Quarter	6.80	3.73
2005
First Quarter	$6.90	$3.73
Second Quarter	5.20	2.87
Third Quarter	6.12	4.08
Fourth Quarter	6.99	3.57
2006
First Quarter	$10.00	$4.99
Second Quarter (through May 9, 2006)	13.09	8.63
      On May 9, 2006, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $12.44 per share. As of May 5, 2006, there were approximately 215 holders of record of our common stock.
DIVIDEND POLICY
      Since our initial public offering, we have never paid a dividend to our stockholders. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our secured bank debt agreements and the indentures governing our senior and senior subordinated notes restrict our ability to pay dividends.

DESCRIPTION OF OTHER INDEBTEDNESS
Debt of Amkor Technology Inc.
     Credit Facilities
      In November 2005, we entered into a $100.0 million first lien revolving credit facility available through November 2009, with a letter of credit sub-limit of $25.0 million. Interest is charged under the credit facility at a floating rate based on the base rate in effect from time to time plus the applicable margins which range from 0.0% to 0.5% for base rate revolving loans, or LIBOR plus 1.5% to 2.25% for LIBOR revolving loans. The interest rate at March 31, 2006, and December 31, 2005, was 6.33% and 5.89%, respectively; however, no borrowings were outstanding under this credit facility. Amkor, along with Unitive Inc. (“Unitive”) and Unitive Electronics, Inc. (“UEI”), are co-borrowers and guarantors under the facility and each granted a first priority lien on substantially all of their assets, excluding inter-company loans and the capital stock of foreign subsidiaries and certain domestic subsidiaries. As of March 31, 2006, we had utilized $2.5 million of the available letter of credit sub-limit, and had $97.5 million available under this facility. The borrowing base for the revolving credit facility is based on the valuation of our eligible accounts receivable. We incur commitment fees on the unused amounts of the revolving credit facility ranging from 0.25% to 0.50%, based on our liquidity. The $100.0 million credit facility replaces our prior $30.0 million senior secured revolving credit facility which we entered into in June 2004. This new facility includes a number of affirmative and negative covenants, which could restrict our operations. If we were to default under the first lien revolving credit facility, we would not be permitted to draw additional amounts, and the banks could accelerate our obligation to pay all outstanding amounts.
      In October 2004, we entered into a $300.0 million second lien term loan with a group of institutional lenders. The term loan bears interest at a rate of LIBOR plus 450 basis points (9.27% and 8.88% at March 31, 2006 and December 31, 2005, respectively); and matures in October 2010. Guardian Assets, Inc., Unitive, UEI, Amkor International Holdings, LLC (“AIH”), Amkor Technology Limited (“ATL”), P-Four, LLC (“P-Four”) and Amkor Technology Philippines, Inc. (“ATP”) are guarantors of the second lien term loan. The second lien term loans are secured by a second lien on substantially all of our U.S. assets, including the shares of certain of our U.S. subsidiaries and a portion of the shares of some of our foreign subsidiaries. We do not have the option to prepay the second lien term loan until October 2006. If we were to elect to prepay the loan, we would be required to pay a prepayment premium, initially set at 3% of the principal amount prepaid. The second lien term loan agreements contain a number of affirmative and negative covenants which could restrict our operations. If we were to default under the facility, the lenders could accelerate our obligation to pay all outstanding amounts.
     Senior and Senior Subordinated Notes
      In February 2001, we issued $500.0 million of 9.25% notes. As of December 31, 2005, we had purchased $29.5 million of these notes. In January 2006, we purchased an additional $30.0 million of these notes and recorded a gain on extinguishment of $0.7 million which is included in other (income) expense, which was partially offset by the write-off of a proportionate amount of our deferred debt issuance costs of $0.2 million. The 2008 Notes are not redeemable prior to their maturity.
      On April 28, 2006, we commenced a tender offer for up to $200 million aggregate principal amount of our outstanding 9.25% Senior Notes due 2008, or 9.25% notes, at a tender price of $1,035.00 for each $1,000 principal amount of notes, plus accrued and unpaid interest to, but excluding, the purchase date of the 9.25% notes. Holders who tendered on or before May 9, 2006 will also receive an early tender payment of $20.00 per $1,000 principal amount, which, together with the tender price, equals the total potential consideration of $1,055.00. We intend to apply all of the net proceeds of our concurrent offering of senior notes to fund the tender offer.
      In March 2004, we issued $250.0 million of 7.125% Senior Notes due March 2011 (the “2011 Notes”). The 2011 Notes were priced at 99.321%, yielding an effective interest rate of 7.25%. The 2011 Notes are redeemable by us at any time provided we pay the holders a “make-whole” premium and, prior to March 15,

2007, we may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of one or more equity offerings at a price of 107.125% of the principal amount plus accrued and unpaid interest.
      In May 2003, we issued $425.0 million of 7.75% Senior Notes due May 2013 (the “2013 Notes”). The 2013 Notes are not redeemable at our option until May 2008.
      In May 1999, we issued $200.0 million of 10.5% Senior Subordinated Notes due May 2009 (the “2009 Notes”). As of March 31, 2006, the 2009 Notes were redeemable at our option at a price of 103.5% of the principal of the notes plus accrued and unpaid interest, which percentage was reduced to 101.75% starting May 1, 2006. We intend to apply all of the net proceeds of this offering to redeem, repurchase or otherwise retire a portion of the 2009 Notes.
      The senior and senior subordinated notes contain a number of affirmative and negative covenants, which could restrict our operations. As discussed in Note 15 “Subsidiary Guarantors” in the Form 10-Q for the quarter ended March 31, 2006 Unitive, Inc. (“Unitive”), Unitive Electronics, Inc. (“UEI”), Amkor International Holdings, LLC (“AIH”), Amkor Technology Ltd. (“ATL”), P-Four, LLC (“P-Four”) and Amkor Technology Philippines, Inc. (“ATP”) became guarantors of the senior and senior subordinated notes in 2005 as a result of our acquisition of Unitive and UEI, and the U.S. domestication of AIH, ATL, P-Four and ATP for U.S. federal income tax purposes. We are in the process of consolidating a number of our subsidiaries, and we expect that, before the end of 2006, all of the guarantees of the senior and senior subordinated notes will terminate or be released in accordance with the terms of the indentures governing the notes in connection with such consolidation, although there can be no assurances that we will accomplish this.
     Convertible Subordinated Notes
      In May 2001, we issued $250.0 million of our 5.75% Convertible Subordinated Notes due June 2006 (the “2006 Notes”). The 2006 Notes are convertible into our common stock at a price of $35.00 per share, subject to adjustment. The notes are subordinated to the prior payment in full of all of our senior and senior subordinated debt. In November 2003, we purchased $17.0 million of the 2006 Notes with the proceeds of an equity offering. In November 2005, we purchased an additional $100.0 million of the 2006 Notes with proceeds from the issuance of $100.0 million of 6.25% Convertible Subordinated Notes due December 2013 described below. We purchased such 2006 Notes on the open market at 99.125% and recorded a gain on extinguishment of $0.9 million which is included in other (income) expense. The gain on extinguishment was partially offset by the write-off of a proportionate amount of our deferred debt issuance costs of $0.3 million. In January 2006, we purchased an additional $1.0 million of the 2006 Notes at 99.25%. As of March 31, 2006, the 2006 Notes were redeemable at our option at a price of 102.3% of the principal of the notes plus accrued and unpaid interest.
      In March 2000, we issued $258.8 million of our 5.0% Convertible Subordinated Notes due March 2007 (the “2007 Notes”). The 2007 Notes are convertible into our common stock at any time at a conversion price of $57.34 per share, subject to adjustment. The notes are subordinated to the prior payment in full of all of our senior and senior subordinated debt. In November 2003, we repurchased $112.3 million of our 2007 Notes with the proceeds of an equity offering. We recorded a $2.5 million loss on extinguishment related to premiums paid for the purchase of the 2007 Notes and a $2.2 million charge for the associated unamortized deferred debt issuance costs. These amounts were included in other (income) expense. As of March 31, 2006, the 2007 Notes were redeemable at our option at a price of 100.714% of the principal of the notes plus accrued and unpaid interest.
     Convertible Subordinated Notes, Related Party
      In November 2005, we issued $100.0 million of our 6.25% Convertible Subordinated Notes due December 2013 (the “2013 Notes”) in a private placement to James J. Kim, Chairman and Chief Executive Officer, and certain Kim family trusts. The 2013 Notes are convertible into our common stock at an initial price of $7.49 per share (the market price of our common stock on the date of issuance of the 2013 Notes was $6.20 per share), subject to adjustment. The 2013 Notes are subordinated to the prior payment in full of all of our senior and senior subordinated debt. In March 2006, we filed a registration statement with the SEC registering the notes and the shares of common stock issuable upon conversion, pursuant to the requirements of a registration rights agreement. The proceeds from the sale of the 2013 Notes were used to purchase a portion of the 2006 Notes described above. The notes are not redeemable at our option until 2010.
     Concurrent Offering of Senior Notes
      Concurrent with this offering, we are offering $300.0 million of senior notes due 2016. We expect the holders of such notes to have the right to require us to repurchase such notes following the occurrence of a change of control or certain asset sales and to be redeemable beginning in                     , 2011. We intend to apply all of the net proceeds from the senior notes offering to fund the tender offer.
Debt of Subsidiaries
     Secured Term Loans
      In September 2005, Amkor Technology Taiwan, Inc. (“ATT”) entered into a short-term interim financing arrangement with two Taiwanese banks for New Taiwan (“NT”) $1.0 billion (approximately $30.0 million) (the “Bridge Loan”) in connection with a syndication loan led by the same lenders. In November 2005, ATT finalized the NT$1.8 billion (approximately $53.5 million) syndication loan due November 2010 (the “Syndication Loan”), which accrues interest at the Taiwan 90-Day Commercial Paper Primary Market rate plus 1.2%. At March 31, 2006 and December 31, 2005, the interest rate was 3.05% and 3.0%, respectively. A portion of the Syndication Loan was used to pay off the Bridge Loan. Amkor has guaranteed the repayment of this loan. The documentation governing the Syndication Loan includes a number of affirmative, negative and financial covenants, which could restrict our operations. If we were to default under the facility, the lenders could accelerate our obligation to pay all outstanding amounts.
      In June 2005, UST entered into a NT$400.0 million (approximately $12.2 million) term loan due June 20, 2008 (the “UST Note”), which accrues interest at the Taiwan 90-Day Commercial Paper Secondary Market rate plus 2.25% (4.0% and 3.97% as of March 31, 2006 and December 31, 2005). The proceeds of the UST Note were used to satisfy notes previously held by UST. Amkor has guaranteed the repayment of this loan. The documentation governing the UST Note includes a number of affirmative and negative covenants which could restrict our operations. If we were to default under the loan, the lenders could accelerate our obligation to pay all outstanding amounts.
     Secured Equipment and Property Financing
      Our secured equipment and property financing consists of loans secured with specific assets at our Japanese, Singaporean and Chinese subsidiaries. Our credit facility in Japan provides for equipment financing on a three-year basis for each piece of equipment purchased. The Japanese facility accrues interest at 3.59% on all outstanding balances and has maturities at various times between 2006 and 2008. In December 2005, our Singaporean subsidiary entered into a loan with a finance company for $10.0 million, which accrues interest at 4.86% and is due December 2008. The loan is guaranteed by Amkor and is secured by a monetary security deposit and certain of the subsidiary’s equipment. In May 2004, our Chinese subsidiary entered into a $5.5 million credit facility secured with buildings at one of our Chinese production facilities and is payable ratably through January 2012. The interest rate for the Chinese credit facility at March 31, 2006 and December 31, 2005, was 5.58%. These equipment and property financings contain affirmative and negative covenants, which could restrict our operations, and, if we were to default on our obligations under these financings, the lenders could accelerate our obligation to repay amounts borrowed under such financings.
     Revolving Credit Facilities
      Amkor Iwate Corporation, a Japanese subsidiary (“AIC”), has a revolving line of credit with a Japanese bank for 2.5 billion Japanese yen (approximately $21.2 million), maturing in September 2006, that accrues interest at the Tokyo Interbank Offering Rate (“TIBOR”) plus 0.6%. The interest rate at March 31, 2006 and December 31, 2005 was 0.67% and 0.66%, respectively, and the line of credit was fully drawn. Amkor has guaranteed the repayment of this line of credit.

      Additionally, AIC has a revolving line of credit at a Japanese bank for 300.0 million Japanese yen (approximately $2.5 million), maturing in June 2006, that accrues interest at TIBOR plus 0.5%. The interest rate at March 31, 2006 and December 31, 2005 was 0.56% and there was $2.5 million and $0.0 million drawn as of March 31, 2006 and December 31, 2005, respectively.
      In September 2005, our Philippine subsidiary entered into a 300.0 million Philippine peso (approximately $5.3 million) one-year revolving line of credit that accrues interest at LIBOR plus 1.0% (5.2% at December 31, 2005). In January 2006, we repaid all amounts outstanding under the Philippine revolving line of credit, and replaced it with a new revolving line of credit for $5.0 million, maturing in September 2006, that accrues interest at LIBOR plus 1.0% (5.72% at March 31, 2006) and the line was fully drawn as of March 31, 2006.
      In January 2006, Amkor Assembly & Test (Shanghai) Co. Ltd., a Chinese subsidiary (AATS), entered into a $15.0 million working capital facility which bears interest at LIBOR plus 1.25%, maturing in January 2007. The borrowings to date of $9.5 million were used to support working capital. At March 31, 2006, the interest rate ranged from 5.99% to 6.31% based on the dates of borrowing.
      These lines of credit contain certain affirmative and negative covenants, which could restrict our operations. If we were to default on our obligations under any of these lines of credit, we would not be permitted to draw additional amounts, and the lenders could accelerate our obligation to pay all outstanding amounts.
     Other Debt
      Other debt includes debt related to our Taiwanese subsidiaries with fixed and variable interest rates maturing in 2007. Interest rates on this debt ranged from 2.67% to 3.10% as of March 31, 2006, and December 31, 2005.

DESCRIPTION OF THE NOTES
      The Notes will be issued under an indenture between the Company and U.S. Bank National Association, as trustee (the “Trustee”), to be dated as of                     , 2006, between the Company and the Trustee the “Indenture”). A copy of the Indenture is available as set forth under “— Additional Information” below. We have summarized portions of the Indenture below. This summary is not complete. We urge you to read the Indenture because the Indenture defines your rights as a holder of the Notes. Certain definitions of terms used in the following summary are set forth under “— Certain Definitions” below. As used in this section, references to “we,” “us,” “our” and the “Company” are to Amkor Technology, Inc., and not to any existing or future Subsidiary, unless the context requires otherwise.
General
      The Notes are:

•	senior subordinated, unsecured, general obligations of the Company;

•	subordinated in right of payment to all existing and future senior debt of the Company, including any amounts outstanding under our secured revolving credit facility, our second lien secured credit facility, our 9.25% senior notes due 2008, our 7.75% senior notes due 2013, our 7.125% senior notes due 2011 and the senior notes being offered in the concurrent offering;

•	effectively subordinated to all existing and future debt and other liabilities of our Subsidiaries, including trade payables;

•	equal in right of payment (“pari passu”) with all existing and future senior subordinated debt of the Company, including our 10.5% senior subordinated notes due 2009, except that our subsidiaries that guarantee the 10.5% senior subordinated notes will not be guarantors of the notes; and

•	senior in right of payment to any subordinated indebtedness of the Company, including our 5.75% convertible subordinated notes due 2006, our 5.0% convertible subordinated notes due 2007 and our 6.25% convertible subordinated notes due 2013.
      The Notes are convertible into shares of our common stock as described under “— Conversion.” The Notes will mature on                     , 2011 (the “Maturity Date”) and will be limited to an aggregate principal amount of $150 million ($172.5 million if the underwriter exercises its option to purchase additional notes in full). The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form.
      The Notes will accrue interest at a rate of      % per annum from                     , 2006, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually in arrears on                     and                     of each year beginning                     , 2006. Interest will be paid to the person in whose name a Note is registered at the close of business on the                     or  immediately preceding the relevant interest payment date. In the case of a Note or portion thereof repurchased in connection with a Designated Event on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date, accrued interest shall be payable (unless such Note or portion thereof is converted) to the holder of the Note or portion thereof repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
      Principal is payable, and Notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York.
      The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of additional Senior Debt or other indebtedness, or the issuance or repurchase of our securities. The Indenture contains no covenants or other provisions to protect holders of the Notes in the event of a highly leveraged transaction or a change of control, except to the extent described under “— Repurchase at Option of Holders Upon a Designated Event” below. The Notes are not guaranteed by any of our Subsidiaries.

      The Notes are not entitled to any sinking fund.
Conversion
      The holders of the Notes will be entitled at any time on or before the close of business on the last trading day prior to the Maturity Date of the Notes to convert any Notes or portions thereof into common stock of the Company at an initial conversion rate of                      shares of our common stock per $1,000 principal amount of Notes, unless previously purchased. This is equivalent to an initial conversion price of approximately $           per share.
      The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “conversion rate” and the “conversion price,” respectively, and will be subject to adjustment as set forth in “— Conversion Rate Adjustments” below. A holder may convert fewer than all of such holder’s Notes so long as the Notes converted are a multiple of $1,000 principal amount.
      Upon conversion of a Note, a holder will not receive any cash payment of interest and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of shares of our common stock into which the Note is convertible will be deemed to satisfy our obligation with respect to such Note. Accordingly, any accrued but unpaid interest will be deemed to be paid in full upon conversion, rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to a holder of receiving our common stock upon conversion, see “Certain United States Federal Income Tax Considerations — U.S. Holders — Conversion of the Notes.”
      Holders of Notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such Notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the Notes; provided, however, that no such payment need be made if the Notes are surrendered for conversion on or after the final regular record date.
      We are not required to issue fractional shares of common stock upon conversion of the Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion.
      In the event any holder exercises its right to require us to repurchase Notes upon a Designated Event, such holder’s conversion right will terminate on the close of business on the Designated Event Offer termination date (as defined in the Indenture), unless we default in the payment due upon repurchase. See “— Repurchase at Option of Holders Upon a Designated Event.”
      The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described above. You can obtain this notice of conversion from the conversion agent, which will initially be the Trustee. Beneficial owners of interests in a Global Note (as defined) may exercise their right of conversion by delivering to The Depository Trust Company (“DTC”) the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the Note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.
      A certificate, or a book-entry transfer through DTC for the number of full shares of our common stock into which any Notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.
     Conversion Rate Adjustments
      The initial conversion rate will be adjusted for certain events, including:

(1)	the issuance of our common stock as a dividend or distribution to all holders of our common stock, or certain subdivisions and combinations of our common stock, in which event the conversion rate will be adjusted based on the following formula:

CR 1 = CR 0	×	OS 1 OS 0
                where,

CR 0	=	the conversion rate in effect at the close of business on the record date
CR 1	=	the conversion rate in effect immediately after the record date
OS 0	=	the number of shares of our common stock outstanding at the close of business on the record date
OS 1	=	the number of shares of our common stock that would be outstanding immediately after such event

(2)	the issuance to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) for a period expiring 45 days or less from the date of issuance of such rights or warrants at less than (or having a conversion price per share less than) the current market price of our common stock (provided that the conversion rate will be readjusted upon expiration of such rights or warrants to the extent that such rights or warrants are not exercised prior to the expiration), in which event the conversion rate will be adjusted based on the following formula:

CR 1 = CR 0	×	OS 0 + X OS 0 + Y
                where,

CR 0	=	the conversion rate in effect at the close of business on the record date
CR 1	=	the conversion rate in effect immediately after the record date
OS 0	=	the number of shares of our common stock outstanding at the close of business on the record date
X	=	the total number of shares of our common stock issuable pursuant to such rights
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the sale prices of our common stock for the ten consecutive trading days prior to the business day immediately preceding the announcement of the issuance of such rights

(3)	the dividend or other distribution to all holders of our common stock in shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets or property (excluding any dividend, distribution or issuance covered by clause (1) or (2) above or (4) or (5) below) in which event the conversion rate will be adjusted based on the following formula:

CR 1 = CR 0	×	SP 0 SP 0 - FMV
                where,

CR 0	=	the conversion rate in effect at the close of business on the record date
CR 1	=	the conversion rate in effect immediately after the record date
SP 0	=	the current market price
FMV	=	the fair market value (as determined in good faith by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4)	the dividend or other distribution to all holders of our common stock of shares of capital stock of, or similar equity interests in, a Subsidiary or other business unit of ours, in which event the conversion rate will be adjusted based on the following formula:

CR 1 = CR 0	×	FMV 0 + MP 0 MP 0
                where,

CR 0	=	the conversion rate in effect at the close of business on the record date
CR 1	=	the conversion rate in effect immediately after the record date
FMV 0	=	the average of the sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive trading days commencing on and including the fifth trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted (the “ex date”) and if shares of such capital stock or equity interest are not so listed or quoted, the fair market value as determined in good faith by our board of directors
MP 0	=	the average of the closing sale prices of our common stock over the 10 consecutive trading days commencing on and including the fifth trading day after the ex date

(5)	dividends or other distributions consisting exclusively of cash to all holders of our common stock, in which event the conversion rate will be adjusted based on the following formula:

CR 1 = CR 0	×	SP 0 SP 0 - C
                where,

CR 0	=	the conversion rate in effect at the close of business on the record date
CR 1	=	the conversion rate in effect immediately after the record date
SP 0	=	the current market price
C	=	the amount in cash per share we distribute to holders of our common stock

(6)	we or one or more of our Subsidiaries make purchases of our common stock pursuant to a tender offer or exchange offer by us or one of our Subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the current market price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), in which event the conversion rate will be adjusted based on the following formula:

CR 1 = CR 0	×	FMV + (SP 1 × OS 1 ) OS 0 × SP 1
                where,

CR 0	=	the conversion rate in effect on the expiration date
CR 1	=	the conversion rate in effect immediately after the expiration date
FMV	=	the fair market value (as determined by our board of directors in good faith) of the aggregate value of all cash and any other consideration paid or payable for shares validly tendered or exchanged and not withdrawn as of the expiration date (the “purchased shares”)
OS 1	=	the number of shares of our common stock outstanding immediately after the expiration date less any purchased shares
OS 0	=	the number of shares of our common stock outstanding immediately after the expiration date, including any purchased shares
SP 1	=	the closing sale price of our common stock on the trading day next succeeding the expiration date
      “Current market price” of our common stock on any day means the average of the sale price of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the ex-date with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.
      “Record date” means, for purpose of this section, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock have the right to receive any cash, securities or other property or in which our common stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our common stock entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or by statute, contract or otherwise).
      To the extent that we have a rights plan in effect upon conversion of the Notes into common stock, in lieu of a conversion rate adjustment, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed, to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
      No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.
      Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.
      In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a change in par value or a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to another corporation of all or substantially all of the consolidated assets of ours and our Subsidiaries, in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the Notes then outstanding will be entitled thereafter to convert those Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, lease, transfer or statutory share exchange had such Notes been converted into our common stock immediately prior to such transaction. In the event holders of common stock have the opportunity to elect the form of consideration to be received in a recapitalization, reclassification, change, consolidation, merger combination, sale or lease or other transfer we will make adequate provision whereby the holders of the Notes shall have the opportunity, on a timely basis, to determine the form of consideration into which all of the Notes, treated as a single class, shall be convertible. Such determination shall be based on the blended, weighted average of elections made by holders of the Notes who participate in such determination and shall be subject to any limitations to which all of the holders of common stock are subject to, such as pro rata reductions applicable to any portion of the consideration payable. Certain of the foregoing events may also constitute or result in a Designated Event requiring us to offer to repurchase the Notes. See “— Repurchase at Option of Holders Upon a Designated Event.” We will agree in the Indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.
      In the event of a taxable distribution to holders of common stock (or other transaction) that results in any adjustment of the conversion rate, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. Moreover, in certain other circumstances, the absence of such an adjustment of the conversion rate may result in a taxable dividend to the holders of common stock. See “Certain U.S. Federal Income Tax Considerations.”
      We may from time to time, to the extent permitted by law and subject to applicable rules of the Nasdaq National Market, increase the conversion rate of the Notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.
     Make Whole Amount
      If a transaction described in clause (i) or (ii) of the definition of Change of Control (or if a transaction that but for the 105% trading price exception contained in clause (x) of the proviso to such definition would be a Change of Control) (as set forth under “— Repurchase at Option of Holders Upon a Designated Event”) occurs, and a holder elects to convert its Notes in connection with such transaction, we will increase the applicable conversion rate for the Notes surrendered for conversion by a number of additional shares of common stock (the “additional shares”), as described below. A conversion of Notes will be deemed for these purposes to be “in connection with” such transaction if the notice of conversion of the Notes is received by the conversion agent during the period from and including the date that is 10 business days prior to the anticipated effective date of the transaction (which anticipated effective date shall be announced by the Company in any notice or release announcing the applicable change of control transaction) up to and including the business day prior to the repurchase date for the Designated Event Offer (described under “— Repurchase at Option of Holders Upon a Designated Event”).
      The number of additional shares will be determined by reference to the table below and is based on the date on which such change of control transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in such transaction. If the holders of our common stock receive only cash in the change of control transaction, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the sale prices of our common stock on the 10 consecutive trading days up to but not including the effective date.
      The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the Notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. Our obligation to deliver the additional shares will be subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

      The following table sets forth the stock price and number of additional shares to be received per $1,000 principal amount of Notes:

Effective Date	$	$	$	$	$	$	$	$	$	$	$	$

, 2006
, 2007
, 2008
, 2009
, 2010
, 2011
      The exact stock price and effective dates may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the additional premium will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

•	if the stock price is equal to or in excess of $ per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $ per share (the last bid price of our common stock on the date of this prospectus supplement) (subject to adjustment), no additional shares will be issued upon conversion.
      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed            per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
      Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Subordination
      The payment of principal, premium and interest, if any, on the Notes and all other payments in respect of the Notes will be subordinated to the prior payment in full in cash of all Senior Debt of the Company. The Notes will rank equal in right of payment to our 10.5% senior subordinated notes due 2009, except that the subsidiaries that guarantee the 10.5% senior subordinated notes will not be guarantors under the notes.
      The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest, expense reimbursements and indemnities after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not such claims are allowed, allowable or enforceable in such proceeding and even if disallowed therein) before the holders of the Notes will be entitled to receive any payment with respect to the Notes (except that holders of the Notes may receive and retain Permitted Junior Securities and, in the event of a satisfaction and discharge of the indenture, payments by the Trustee of monies held in trust by it to be applied to payment to the holders of the Notes), in the event of any distribution to creditors of the Company:

•	in a liquidation or dissolution of the Company;

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

•	in an assignment for the benefit of creditors; or

•	in any marshalling of the Company’s assets and liabilities.

      The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or in the event of a satisfaction and discharge of the indenture, payments by the Trustee of monies held in trust by it to be applied to payment to the holders of the Notes) if:

•	a payment default on Senior Debt occurs and is continuing beyond any applicable grace period in the agreement, indenture or other document governing such Senior Debt; or

•	any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the holders of any Designated Senior Debt or their agent or representative.
      Payments on the Notes may and shall be resumed:

•	in the case of a payment default, upon the date on which such default is cured or waived; and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.
      No new Payment Blockage Notice may be delivered unless and until (a) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (b) all scheduled payments of principal, premium, if any, and interest on the notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Senior Subordinated Notes Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.
      If the Notes Trustee or any holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or in the event of a satisfaction and discharge of the Indenture, payments by the Trustee of monies held in trust by it to be applied to payment to the holders of the Notes) or when:

•	the payment is prohibited by these subordination provisions; and

•	the Notes Trustee or the holder has actual knowledge that the payment is prohibited;
the Notes Trustee or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Notes Trustee or the Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Debt or their proper representative.
      The Company must promptly notify holders of Senior Debt, if payment of the Notes is accelerated because of an Event of Default. As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt, including the Senior Notes. See “Risk Factors — Subordination of the Notes.” The subordination provisions of the Indenture cannot be amended without the written consent of holders of all Senior Debt.
      As of March 31, 2006, assuming completion of the concurrent transactions, we would have had approximately $1,443.2 million of outstanding indebtedness that would have constituted Senior Debt, and the debt and other liabilities of our Subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such Subsidiary in accordance with GAAP) that would effectively have been senior to the Notes would have been approximately $544.2 million. The Indenture will not limit the amount of additional indebtedness, including Senior Debt, that we can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness and other liabilities that any Subsidiary can create, incur, assume or guarantee.
Repurchase at Option of Holders Upon a Designated Event
      Upon the occurrence of a Designated Event, each holder of Notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes pursuant to the offer described below (the “Designated Event Offer”) at an offer price in cash equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, thereon to (but excluding) the date of purchase (the “Designated Event Payment”). Within 20 days following any Designated Event, we will mail a notice to each holder describing the transaction or transactions that constitute the Designated Event and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice.
      We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Designated Event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. We will comply with this rule to the extent applicable at that time.
      On the date specified for termination of the Designated Event Offer, we will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Designated Event Offer, (ii) deposit with the paying agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us.
      The foregoing provisions would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.
      The right to require us to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported our Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management.
      Except as described above with respect to a Designated Event, the Indenture does not contain provisions that permit the holder of the Notes to require that we repurchase the Notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we or our Subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our or their assets, the liquidation of the Company or similar transactions, that would not constitute a Designated Event under the Indenture, but that would increase the amount of Senior Debt (or any other indebtedness) outstanding at such time or substantially reduce or eliminate our assets.
      The terms of our existing or future credit or other agreements relating to debt (including Senior Debt) restrict and in certain circumstances may prohibit us from purchasing any Notes and may also provide that a Designated Event, as well as certain other change of control events with respect to us, would constitute an event of default thereunder. In the event a Designated Event occurs at a time when we are prohibited from purchasing Notes, we could seek the consent of our then-existing lenders to the purchase of Notes or could attempt to refinance the debt that contain the prohibition. If we do not obtain such a consent or repay such debt, we would remain prohibited from purchasing Notes. In that case, our failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under the terms of other debt that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.
      A “Designated Event” will be deemed to have occurred upon a Change of Control or a Termination of Trading.

      A “Change of Control” will be deemed to have occurred when:

(i)	any Person has become an Acquiring Person,

(ii)	the Company consolidates with or merges into any other Person, or conveys, transfers, or leases all or substantially all of its assets to any person, or any other Person merges into the Company, and, in the case of any such transaction, the outstanding common stock of the Company is exchanged as a result, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the Person resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or

(iii)	any time the Continuing Directors do not constitute a majority of our Board of Directors (or, if applicable, a successor corporation to the Company);
provided that a Change of Control shall not be deemed to have occurred if either (x) the last sale price of the common stock for any five trading days during the 10 consecutive trading days immediately preceding the Change of Control is equal to at least 105% of the applicable conversion price in effect on the date of such Change of Control or (y) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.
      The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of our assets to another person or group may be uncertain.
      “Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.
      A “Termination of Trading” will be deemed to have occurred if the common stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for quotation on the Nasdaq National Market nor approved for trading on an established automated over-the-counter trading market in the United States.
Merger and Consolidation
      The Indenture will provide that we may not, in a single transaction or a series of related transactions, consolidate or merge or combine with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation as an entirety or substantially as an entirety unless:

(a) either (i) the Company shall be the surviving or continuing corporation or (ii) the corporation formed by or surviving any such consolidation or merger or combination (if other than the Company) or the corporation which acquires by sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties and assets (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, and premium, if any, and interest on, if any, with respect to, all the Notes and the performance of every covenant of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(b) immediately after such transaction no Default or Event of Default exists; and

(c) we or such person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.
      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our Subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.
      Upon any consolidation, merger, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.
Events of Default and Remedies
      An Event of Default is defined in the Indenture as being:

(i) default in payment of the principal of, or premium, if any, on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(ii) default for 30 days in payment of any installment of interest on with respect to the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(iii) our default for 60 days after notice in the observance or performance of any other covenants in the Indenture;

(iv) default in the payment of the Designated Event Payment in respect of the Notes on the date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(v) our failure to provide timely notice of a Designated Event,

(vi) our failure or the failure of any Material Subsidiary to make any payment at maturity, including any applicable grace period, in respect of indebtedness for borrowed money of, or guaranteed or assumed by, us or any Material Subsidiary, which payment is in an amount in excess of $20,000,000, and continuance of such failure for 30 days after notice;

(vi) our default or the default by any Material Subsidiary with respect to any such indebtedness, which default results in the acceleration of any such indebtedness of an amount in excess of $20,000,000 without such indebtedness having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled for 30 days after notice; or

(vii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary.
      If an Event of Default (other than an Event of Default specified in clause (vii) above with respect to us) occurs and is continuing, then and in every such case the Trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes, by written notice to us and the Trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on all the Notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest, if any, will become immediately due and payable, notwithstanding anything contained in the Indenture or the Notes to the contrary, but subject to the provisions limiting payment described in “— Subordination.” If any Event of Default specified in clause (vii) above occurs with respect to us, all unpaid principal of, and premium, if any, and accrued and unpaid interest, if any, on the Notes then outstanding will automatically become due and payable, subject to the provisions described in “— Subordination,” without any declaration or other act on the part of the Trustee or any holder of Notes.

      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Indenture requires the Trustee to mail a notice of Default or Event of Default to each holder within 60 days of the occurrence of such Default or Event of Default: provided, however, that the Trustee may withhold from the holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of, premium, if any, or interest, if any, on the Notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind any acceleration of the Notes and its consequences if all existing Events of Default (other than the nonpayment of principal of, premium, if any, and interest, if any, on the Notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.
      The holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all the Notes, waive any existing or past Default or Event of Default under the Indenture and its consequences, except Default in the payment of principal of, premium, if any, or interest on the Notes (other than the non-payment of principal of, premium, if any, interest, if any, and interest on the Notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of all holders of Notes.
      We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture and we are required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
Book-Entry; Delivery and Form; Global Note
      The Notes are evidenced by one or more global Notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee. Record ownership of the global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.
      Ownership of beneficial interests in a global Note will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.
      So long as Cede & Co., as nominee of DTC, is the registered owner of the global Notes, Cede & Co. for all purposes will be considered the sole holder of the global Notes. Except as provided below, owners of beneficial interests in the global Notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global Notes to such persons may be limited.
      We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global Notes to Cede & Co., the nominee for DTC, as the registered owner of the global Notes. We, the

Trustee and any paying agent will have no responsibility or liability for paying amounts due on the global Notes to owners of beneficial interests in the global Notes.
      It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global Notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Notes represented by the global Notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Notes represented by the global Notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”
      If a holder would like to convert Notes into common stock pursuant to the terms of the Notes, the holder should contact the holder’s broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.
      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge the holder’s interest in the Notes represented by global Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.
      Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including, without limitation, the presentation of Notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Notes are credited and only for the principal amount of the Notes for which directions have been given.
      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchaser of the Notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Notes to be issued in definitive registered form in exchange for the global Notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global Notes.
      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated Notes
      We will issue the Notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global Note may be exchanged for definitive certificated Notes upon request by or on behalf of DTC in accordance with customary procedures. The Indenture permits us to determine at any time and in our sole discretion that Notes shall no longer be represented by global Notes. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global Notes at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.
      Any Note that is exchangeable pursuant to the preceding sentence is exchangeable for Notes registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global Note. Subject to the foregoing, a global Note is not exchangeable except for a global Note or global Notes of the same aggregate denominations to be registered in the name of DTC or its nominee.
Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).
      Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(a) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver,

(b) reduce the principal of or change the fixed maturity of any Note,

(c) reduce the rate of or change the time for payment of interest, if any, on any Notes,

(d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration),

(e) make any Note payable in money other than that stated in the Indenture and the Notes,

(f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, or interest, if any, on the Notes,

(g) except as permitted by the Indenture, reduce the applicable conversion rate or, other than as set forth in the next paragraph, modify the provisions of the Indenture relating to conversion of the Notes in a manner adverse to the holders thereof, or

(h) make any change to the abilities of holders of Notes to enforce their rights under the Indenture or the provisions of clause (a) through (i) hereof.

In addition, any amendment to the provisions of the Indenture that relate to subordination will require the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of holders of Notes.

      Notwithstanding the foregoing, without the consent of any holder of Notes, we and the Trustee may amend or supplement the Indenture or the Notes to:

(a) cure any ambiguity, or correct or supplement any defect or inconsistency or make any other changes in the provisions of the Indenture which we and the Trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the legal rights under the Indenture of the holders of the Notes,

(b) provide for uncertificated Notes in addition to or in place of certificated Notes,

(c) provide for the assumption of our obligations to holders of Notes in the circumstances required under the Indenture as described under “— Merger and Consolidation,”

(d) provide for conversion and/or repurchase rights of holders of Notes in certain events such as a consolidation, merger or sale of all or substantially all of our assets,

(e) increase the applicable conversion rate,

(f) make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or

(g) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.
Satisfaction and Discharge
      We may discharge our obligations, except as expressly stated in the Indenture, under the Indenture while Notes remain outstanding if all outstanding Notes will become due and payable at, or within one year of, their scheduled maturity and we have (a) deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or (b) paid all other sums then payable by us under the Indenture.
Governing Law
      The Indenture will provide that the Notes will be governed by, and construed in accordance with, the laws of the State of New York.
Transfer and Exchange
      A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any Note selected for repurchase by us.
      The registered holder of a Note will be treated as the owner of it for all purposes.
Reports
      Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will file with the Commission and furnish to the Trustee and the holders of Notes all quarterly and annual financial information (without exhibits) required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports will be required to be furnished to the Trustee.

The Trustee
      The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. In case an Event of Default known to the Trustee shall occur (and shall not be cured), the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.
      The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.
Additional Information
      Anyone who purchases Notes pursuant to this prospectus supplement may obtain a copy of the Indenture without charge by writing to Amkor Technology, Inc., 1900 South Price Road, Chandler, AZ, Attention: Corporate Secretary.
Certain Definitions
      “Acquiring Person” means any person (as defined in Section 13(d) (3) of the Exchange Act) who or which, together with all affiliates and associates (each as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as defined in Rules 13d-3 and l3d-5 under the Exchange Act and as further defined below) of shares of common stock or other of our voting securities having more than 50% of the total voting power of our Voting Stock; provided, however, that an Acquiring Person shall not include (i) the Company, (ii) any of our Subsidiaries, (iii) any Permitted Holder, (iv) an underwriter engaged in a firm commitment underwriting in connection with a public offering of our Voting Stock or (v) any current or future employee or director benefit plan of ours or any of our Subsidiaries or any entity holding our common stock for or pursuant to the terms of any such plan. For purposes hereof, a person shall not be deemed to be the beneficial owner of (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.
      “Convertible Subordinated Notes” means the Company’s 5.75% convertible subordinated notes due 2006, the Company’s 5.0% convertible subordinated notes due 2007 and the Company’s 6.25% convertible subordinated notes due 2013.

      “Credit Facilities” means, with respect to the Company or any Subsidiary, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.
      “Designated Senior Debt” means any Senior Debt permitted under the Senior Subordinated Notes Indenture, the outstanding principal amount of which is, or which provides for commitments to extend Senior Debt, in the amount of $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions.
      “Domestic Subsidiary” means a Restricted Subsidiary that is (i) formed under the laws of the United States of America or a state or territory thereof or (ii) as of the date of determination, treated as a domestic entity or a partnership or a division of a domestic entity for United State federal income tax purposes; and, in either case, is not owned, directly or indirectly, by the Company or an entity that is not described in clauses (i) or (ii) above.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Existing Pari Passu Indebtedness” means our 10.5% senior subordinated notes due 2009.
      “Foreign Subsidiary” means a Subsidiary of the Company that is not a Domestic Subsidiary.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.
      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
      “Hedging Obligations” means, with respect to any Person, the Obligations of such Person under: (i) swap agreements, cap agreements and collar agreements relating to interest rates, commodities or currencies; and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, commodities or currencies.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of: (i) borrowed money; (ii) bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof); (iii) banker’s acceptances; (iv) Capital Lease Obligations; (v) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or (vi) Hedging Obligations, if and to the extent any of such indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person measured as the lesser of the fair market value of the assets of such Person so secured or the amount of such Indebtedness) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount. In addition, the amount of any Indebtedness shall also include the amount of all Obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary of the Company, any preferred stock of such Restricted Subsidiary.
      “Issue Date” means the date on which the Notes are first issued and authenticated under the Indenture.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, fixed or floating charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof; provided that the term “Lien” shall not include any lease properly classified as an operating lease in accordance with GAAP.
      “Material Subsidiary” means any of our Subsidiaries which at the date of determination is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
      “Permitted Bank Debt” means Indebtedness incurred by the Company or any Restricted Subsidiary other than a Foreign Subsidiary pursuant to the Credit Facilities, any Receivables Program, or one or more other term loan and/or revolving credit or commercial paper facilities (including any letter of credit subfacilities) entered into with commercial banks and/or financial institutions, and any replacement, extension, renewal, refinancing or refunding thereof.
      “Permitted Holders” means James Kim and his estates, spouses, ancestors and lineal descendants (and spouses thereof), the legal representatives of any of the foregoing, and the trustee of any bona fide trust of which one or more of the foregoing are the sole beneficiaries or the grantors, or any person of which any of the foregoing, individually or collectively, beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least a majority of the total voting power of all classes of Capital Stock of such person (exclusive of any matters as to which class voting rights exist), provided, however, that if at any time the foregoing Persons own in the aggregate 70% or more of our Voting Stock, none of the foregoing Persons shall thereafter be deemed to be Permitted Holders.
      “Permitted Junior Securities” means securities (i) that are subordinated to Senior Debt and any Guarantee in respect thereof, at least to the same extent as the Notes are subordinated to Senior Debt, and all securities issued in exchange for, or on account of, Senior Debt or any such Guarantee (“Reorganization Senior Debt”), (ii) that have a final maturity date that is the same or greater than the Notes, (iii) that are not subject to any required principal payment, sinking fund payment or redemption prior to the last scheduled final maturity date of any Reorganization Senior Debt, and (iv) that are not secured by any collateral; provided, that such securities constitute “Permitted Junior Securities” within the definition set forth in the Senior Subordinated Notes Indenture.
      “Person” means any individual, corporation, partnership, joint venture, trust, estate,, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.
      “Receivables Program” means, with respect to any Person, an agreement or other arrangement or program providing for the advance of funds to such Person against the pledge, contribution, sale or other transfer of encumbrances of Receivables Program Assets of such Person or such Person and/or one or more of its Subsidiaries.

      “Receivables Program Assets” means all of the following property and interests in property, including any undivided interest in any pool of any such property or interests, whether now existing or existing in the future or hereafter arising or acquired: (i) accounts; (ii) accounts receivable, general intangibles, instruments, contract rights, documents and chattel paper (including, without limitation, all rights to payment created by or arising from sales of goods, leases of goods, or the rendition of services, no matter how evidenced, whether or not earned by performance) (iii) all unpaid seller’s or lessor’s rights (including, without limitation, rescission, replevin, reclamation and stoppage in transit) relating to any of the foregoing or arising therefrom; (iv) all rights to any goods or merchandise represented by any of the foregoing (including, without limitation, returned or repossessed goods); (v) all reserves and credit balances with respect to any such accounts receivable or account debtors; (vi) all letters of credit, security or Guarantees of any of the foregoing; (vii) all insurance policies or reports relating to any of the foregoing; (viii) all collection or deposit accounts relating to any of the foregoing; (ix) all books and records relating to any of the foregoing; (x) all instruments, contract rights, chattel paper, documents and general intangibles relating to any of the foregoing; and (xi) all proceeds of any of the foregoing.
      “Restricted Subsidiary” of a Person means any Subsidiary treated as a “Restricted Subsidiary” under the Senior Notes Indentures or the Senior Subordinated Notes Indenture.
      “Senior Debt” means: (i) the Senior Notes and all Obligations under the Senior Notes Indentures; (ii) all Indebtedness outstanding under Permitted Bank Debt and all Hedging Obligations with respect thereto; (iii) any other Indebtedness permitted to be incurred by the Company under the terms of the Senior Subordinated Notes Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes; and (iv) any Guarantee by the Company or any Guarantor of any Indebtedness of any Foreign Subsidiary incurred in compliance with the Senior Subordinated Notes Indenture; (v) all Obligations with respect to the items listed in the preceding clauses (i), (ii), (iii) and (iv).
      Notwithstanding anything to the contrary in the preceding, Senior Debt (other than any Obligations with respect to Permitted Bank Debt) will not include: (i) any liability for federal, state, local or other taxes owed or owing by the Company; (ii) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates; (iii) any trade payables; (iv) the Convertible Subordinated Notes; (v) Indebtedness evidenced by the Notes and the subsidiary guarantees under the Senior Subordinated Notes Indenture; (vi) Indebtedness that is expressly subordinate or junior in right of payment to any other Indebtedness of the Company; (vii) any obligation that by operation of law is subordinate to any general unsecured obligations of the Company; (viii) any Indebtedness that is incurred in violation of the Senior Subordinated Notes Indenture; or (ix) the Existing Pari Passu Indebtedness.
      “Senior Notes” means the Company’s 9.25% senior notes due 2008, the Company’s 7.125% senior notes due 2011, the Company’s 7.75% senior notes due 2013 and the Company’s senior notes due 2016 that are being offered in the concurrent offering.
      “Senior Notes Indentures” means the indentures governing the Senior Notes.
      “Senior Subordinated Notes Indenture” means, the Indenture governing the Company’s 10.5% senior subordinated notes due 2009.
      “Subsidiary” means, with respect to any person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or (b) the only general partners of which are such person or of one or more Subsidiaries of such person (or any combination thereof).
      “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      This section is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to beneficial owners of the notes that purchase their notes in this offering for an amount equal to the issue price of the notes, which is the first price at which a substantial amount of the notes is sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.
      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.
U.S. Holders
      As used herein, the term “U.S. Holder” means a beneficial owner of the notes or the common stock into which the notes may be converted that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it (1) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “U.S. Holder” also includes certain former citizens and residents of the United States. A “Non-U.S. Holder” is a beneficial owner of the notes or the common stock into which the notes may be converted (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest
      U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments (other than fixed periodic interest) that exceed the issue price of the instrument by more than a de minimis amount, the holder will be required to include such excess in income as “original issue discount” over the term of the instrument, irrespective of the holder’s regular method of tax accounting. We believe that the notes will not be issued with original issue discount for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Disposition of Notes
      A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition. The U.S. Holder’s gain or loss generally will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15 percent federal rate (effective for tax years through 2008, after which the maximum rate is scheduled to increase to 20 percent). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Conversion of Notes
      A U.S. Holder generally will not recognize any income, gain or loss on the conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock and the fair market value of any common stock attributable to accrued and unpaid interest, subject to the discussion under “Constructive Distributions” below regarding the possibility that the payment of the make whole amount on a note converted in connection with a change in control may be treated as a taxable stock dividend. The U.S. Holder’s aggregate tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) will equal the U.S. Holder’s tax basis in the note. The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) will include the holding period in the note.
      With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock attributable to the fractional share.
      The value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. Holder would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued and unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest would begin on the day after the date of conversion.
      A U.S. Holder that converts a note between a record date for an interest payment and the next interest payment date and consequently receives a payment of cash interest, as described in “Description of the Notes — Conversion,” should consult its own tax advisor concerning the appropriate treatment of such payments.
      In the event that we undergo a business combination as described under “Description of Notes — Conversion — Conversion Rate Adjustments,” the conversion obligation may be adjusted so that holders would be entitled to convert the notes into the type of consideration that they would have been entitled to receive upon such business combination had the notes been converted into our common stock immediately prior to such business combination. Depending on the facts and circumstances at the time of such business combination, such adjustment may result in a deemed exchange of the outstanding debentures, which may be a taxable event for U.S. federal income tax purposes.
      U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of such an adjustment upon a business combination.

Distributions
      If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15 percent (effective for tax years through 2008), provided that certain holding period requirements are met.

Constructive Distributions
      The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a change in control, as described under “Description of Notes — Conversion Rights — Make Whole Amount” above, also may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in noteholders’ receiving more common stock on conversion, however, increase the noteholders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. In addition, if an event occurs that increases the interests of the noteholders and the conversion rate of the notes is not adjusted (or not adequately adjusted), this could be treated as a taxable stock distribution to the noteholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits(with the recipient’s tax basis in its note or common stock (as the case may be) being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or common stock (as the case may be) or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15 percent rate or the dividends received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale or Exchange of Common Stock
      A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15 percent federal rate (effective for tax years through 2008, after which the maximum rate is scheduled to increase to 20 percent). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
      The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Taxation of Interest
      Subject to the discussion below under “— Income or Gains Effectively Connected with a U.S. Trade or Business,” payments of interest to Non-U.S. Holders are generally subject to U.S. federal income tax at a rate of 30 percent (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, shares of our stock representing at least 10 percent of the total combined voting power of all classes of our stock entitled to vote; or

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership.
      In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10 percent of the corporation’s voting stock.
      The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than the partnership or other entity, and the partnership or other entity must provide the partners’ or owners’ documentation to us or our paying agent.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Common Stock
      Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Non-U.S. Holders — Taxation of Interest” above) or common stock, unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, in which case, except as otherwise provided by an applicable income tax treaty, the gain would be subject to a flat 30 percent tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.
      The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes or common stock by a Non-U.S. Holder if we currently are, or were at any time within five years (or, if shorter, the Non-U.S. Holder’s holding period for the notes or common stock disposed of) before the transaction, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50 percent of our assets. We believe that we currently are not, and will not become in the future, a USRPHC.

Dividends
      Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion (as described under “— U.S. Holders — Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30 percent rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”.

Income or Gains Effectively Connected With a U.S. Trade or Business
      The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, the holder must certify its qualification, which can be done by timely filing a properly executed IRS Form W-8ECI (in the case of a U.S. trade or business income) or properly completed and executed IRS Form W-8BEN (in the case of a treaty), or any successor from as the IRS designates, as applicable, prior to the payment of interest. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
      The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide a correct taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on tax returns. The backup withholding tax rate is currently 28 percent.
      Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.
      We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “— Non-U.S. Holders — Taxation of Interest” and “— Non-U.S. Holders — Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.
      Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.
      The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes and common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
      Citigroup Global Markets Inc. is acting as sole book-running manager of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Citigroup Global Markets Inc. has agreed to purchase, and we have agreed to sell to Citigroup Global Markets Inc., the notes.
      The underwriting agreement provides that the obligation of the underwriter to purchase the notes included in this offering is subject to certain conditions. The underwriter is obligated to purchase all the notes (other than those covered by the over-allotment option described below) if they it purchases any of the notes.
      The underwriter proposes to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. If all of the notes are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.
      We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $22.5 million aggregate principal amount of notes to cover over-allotments at the public offering price less the underwriting discount. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.
      During a period of 90 days from the date of this prospectus supplement, the Company and certain of our officers and directors have agreed, subject to certain exceptions, that they will not, without the prior written consent of Citigroup Global Markets Inc., (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file, or cause to be filed, any registration statement or prospectus under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; provided, however, that (i) the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and (ii) the Company may issue Common Stock issuable upon the conversion of the Securities or the exercise of warrants outstanding at the Execution Time.
      The common stock is quoted on the Nasdaq National Market under the symbol “AMKR.”
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional notes.

	No Exercise	Full Exercise

Per note	$	$
Total	$	$
      In connection with the offering, the underwriter may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the number of the principal amount of notes to be purchased by the underwriter in the offering, which creates a syndicate short position. “Covered” short sales are sales of notes made in an amount up to the principal amount represented by the underwriter’s over-allotment option. In determining the source of notes to close out the covered syndicate short position, the underwriter will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of notes in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make “naked” short sales of notes in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of notes in the open market while the offering is in progress.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the over-the-counter market or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.
      We estimate that our total expenses of this offering (excluding underwriting commissions) will be $375,000.
      The underwriter has performed investment banking and advisory services for us from time to time for which it has received customary fees and expenses. The underwriter is the underwriter in the concurrent offering. The underwriter or one or more of its affiliates serves as the sole book manager, a joint lead arranger, the administrative and collateral agents, issuing bank and a lender under our second lien credit agreement. An affiliate of the underwriter beneficially owns our 10.5% senior subordinated notes due 2009 and may receive a portion of the proceeds from this offering. The underwriter may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of its business.
      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.
LEGAL MATTERS
      Our counsel, Wilson Sonsini Goodrich & Rosati, Palo Alto, California, will issue an opinion regarding the validity of the securities we are selling and certain other matters. Our counsel in Korea, Kim & Chang, will issue an opinion regarding certain matters relating to Korean law, and our counsel in the Philippines, Ortega, Del Castillo, Bacorro, Odulio, Calma & Carbonell Law Offices, will issue an opinion regarding certain matters relating to Philippines law. The underwriter is represented by Weil, Gotshal & Manges LLP, New York, New York.
EXPERTS
      The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the related prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Securities and Exchange Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site at http://www.sec.gov.
      The SEC allows us to “incorporate by reference” into this prospectus supplement and the prospectus to which this prospectus supplement relates the information we filed with it. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the prospectus to which this prospectus supplement relates, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, the documents listed in the prospectus to which this prospectus supplement relates, to the extent such items were filed with the SEC, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.
      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006;
      2. Our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed with the SEC on May 9, 2006; and
      3. Our Current Reports on Form 8-K filed with the SEC on January 13, 2006, January 23, 2006, February 7, 2006, February 8, 2006, May 2, 2006 and May 3, 2006.
      You may request a copy of these filings, at no cost, by writing, telephoning or emailing us at the following address:
Investor Relations
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
Tel: (480) 821-5000
jluth@amkor.com
      You should rely only on the information incorporated by reference or provided in this prospectus supplement and the prospectus to which this prospectus supplement relates. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus supplement and the prospectus to which this prospectus supplement relates is accurate as of any date other than the date on the front of each of them.

PROSPECTUS
Amkor Technology, Inc.
Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Subscription Rights
          We may offer from time to time debt securities, common stock, preferred stock, depositary shares, warrants, or subscription rights. The debt securities, preferred stock, warrants and subscription rights may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company or debt or equity securities of one or more other entities. We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Amkor Technology, Inc.’s common stock is quoted on the Nasdaq National Market under the symbol “AMKR.”
      We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on an immediate, continuous or delayed basis.
      This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated May 10, 2006

      No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described in this prospectus and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus or in any prospectus supplement is correct as of any date subsequent to the date of this prospectus or of any prospectus supplement.

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SUMMARY
About This Prospectus
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.
      This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement.
      The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.
      You should only rely on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.
Amkor Technology, Inc.
      Amkor is one of the world’s largest subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. Amkor pioneered the outsourcing of semiconductor packaging and test services through a predecessor in 1968, and over the years has built a leading position by:

•	Providing a broad portfolio of packaging and test technologies and services,

•	Maintaining a leading role in the design and development of new package and test technologies,

•	Cultivating long-standing relationships with customers, including many of the world’s leading semiconductor companies,

•	Developing expertise in high-volume manufacturing processes to provide our services, and

•	Providing a broadly diversified operational scope, with production capabilities in China, Korea, Japan, the Philippines, Singapore, Taiwan and the United States, “U.S.”
      Packaging and test are integral parts of the process of manufacturing semiconductor devices. This process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are probed to ensure the individual devices meet design specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board through wire bonding or bumping technologies. In packaging, individual chips are separated from the fabricated semiconductor wafers, attached to a substrate and then encased in a protective material to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey solutions including semiconductor wafer bumping, wafer probe, wafer backgrind, package design, packaging, test and drop shipment services.
      The semiconductors that we package and test for our customers ultimately become components in electronic systems used in communications, computing, consumer, industrial and automotive applications. Our customers include, among others: Altera Corporation; Avago Technologies, Pte; Freescale Semiconduc-

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tor, Inc.; Intel Corporation; International Business Machines Corporation (“IBM”); Samsung Electronics Corporation, Ltd.; Conexant Systems, Inc.; ST Microelectronics, Pte, Ltd.; Texas Instruments, Inc.; and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

      We were incorporated in 1997 in the state of Delaware. Our principal offices are located at 1900 South Price Road, Chandler, AZ 85248. Our telephone number is (480) 821-5000 and our website can be accessed at www.amkor.com. Information contained in our website does not constitute part of this prospectus.
RATIO OF EARNINGS TO FIXED CHARGES
      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended Dec. 31,
						Three Months Ended
	2001	2002	2003	2004	2005	March 31, 2006

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	1.83x
      We have calculated the ratio of earnings to fixed charges by dividing (1) the sum of (x) income (loss) before income taxes, equity investment earnings (losses), minority interests and discontinued operations plus (y) fixed charges by (2) fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and one-third of rental expense. We believe that one-third of rental expense is representative of the interest factor of rental payments under our operating leases. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2001. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $438.5 million of earnings in the year ended December 31, 2001. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $564.3 million of earnings in the year ended December 31, 2002. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $45.3 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $21.4 million of earnings in 2004. The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $144.9 million of earnings in 2005.

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FORWARD-LOOKING STATEMENTS
      This prospectus, the accompanying prospectus supplement and the information incorporated by reference may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” in the applicable prospectus supplement and in other information contained in our publicly available filings with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither any other person nor we assume responsibility for the accuracy and completeness of such statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
USE OF PROCEEDS
      Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used to repay debt, for acquisitions and for general corporate purposes. Pending such uses, we will invest the net proceeds in investment grade, interest-bearing securities.
DESCRIPTION OF THE SECURITIES
      We may issue from time to time, in one or more offerings the following securities:

•	debt securities, which may be senior, senior subordinated or subordinated, and which may be convertible into our common stock or be non-convertible (together with any guarantees of such debt securities, if applicable);

•	shares of common stock;

•	shares of preferred stock;

•	depositary shares;

•	warrants exercisable for debt securities, common stock or preferred stock; and

•	subscription rights.
      We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock, depositary shares, warrants and subscription rights, as well as any guarantees by our subsidiaries with respect to our debt securities, that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer.
LEGAL MATTERS
      Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the securities offered by this prospectus for us.

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EXPERTS
      The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public at the Commission’s website at http://www.sec.gov. However, information on the Commission’s website does not constitute a part of this prospectus.
INCORPORATION BY REFERENCE
      The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006; and

•	Our Current Reports on Form 8-K filed on January 13, 2006, January 23, 2006, February 7, 2006, February 8, 2006, May 2, 2006 and May 3, 2006.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations Department
Attn: Jeffrey Luth
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
Tel: (480) 821-5000 ext. 5130

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________________________________________________________________________________

$150,000,000
Amkor Technology, Inc.
% Convertible Senior Subordinated
Notes due 2011

PROSPECTUS SUPPLEMENT
                    , 2006

Citigroup